08043476

LaBranche & Co Inc.

2007 Annual Report

About LaBranche & Co Inc.

We are the parent corporation of LaBranche & Co. LLC, one of the oldest and largest specialists in equity securities listed on the New York Stock Exchange. We are also the parent of LaBranche Structured Holdings, Inc., the holding company for a group of entities that are specialists and market-makers in options, futures and exchange-traded funds, or "ETFs," traded on various exchanges. As a specialist and market-maker, we play an important role in providing liquidity and continuity in our portfolio of listed company stocks, options, futures and ETFs. The specialist facilitates buying and selling of securities of the companies it represents by bringing timely information, critical expertise, and needed liquidity to the forefront of the marketplace.

Collectively, we are the Specialist and Market-Maker for over 600 companies, 32 of which are in the S&P 100 Index and 110 of which are in the S&P 500 Index. We are also the Specialist and Market-Maker in U.S. and foreign-listed ETFs and a Specialist in over 600 classes of equity, ETF and index options. LaBranche Financial Services, LLC, another of our operating subsidiaries, provides securities execution and direct-access floor brokerage services to institutional investors. LaBranche Financial Services also trades for its own account in over-the counter as bulletin board securities as a liquidity provider in those securities.

Financial Highlights

For the Year Ended December 31,	**2007**	2006	2005	2004	2003
Income Statement Data:					
Revenues, Net of Interest Expense	**$ 145.6**	$ 433.5	$ 250.7	$ 255.3	$ 257.8
Net Income (Loss) Applicable to Common Stockholders	**$ (350.5)**	$ 136.8	$ 37.5	$ (46.0)	$ (183.4)
Earnings (Loss) per Share - diluted	**$ (5.71)**	$ 2.22	$ 0.61	$ (0.77)	$ (3.08)
Cash Dividends Declared per Share	**$ —**	$ —	$ —	$ —	$ .24
Balance Sheet Data:					
Total Assets	**$5,343.7**	$5,374.9	$3,664.9	$2,055.1	$1,963.1
Total Long-Term Obligations (1)	**$ 459.8**	$ 466.2	$ 490.8	$ 498.7	$ 275.9
Stockholders' Equity	**$ 527.9**	$ 874.7	$ 733.5	$ 693.0	$ 773.0

(1) Includes obligations under our subordinated debt. (excluding those related to Contributed Exchange Memberships)

To Our Shareholders

The past few years have brought significant change to our industry, and 2007 marked the transition to fully electronic trading at the point of sale. As a result, the trading floors on which we have conducted our traditional cash trading business have undergone far reaching and permanent change. These changes have resulted in infrastructure realignment and lower staffing needs. With electronic trading, stocks trade more frequently and in smaller amounts. In addition, the securities marketplace, once dominated by a central auction market, has become more fragmented with pricing occurring at multiple venues.

With all the market structure developments taking place, we believed it was necessary to evaluate the value of our stock listing rights and goodwill assets on our balance sheet, resulting in a $499.4 million pre-tax non-cash impairment charge in the second quarter of 2007. While this charge did not affect our cash position or our working capital, it greatly affected our reported earnings and we lost $5.71 per share under GAAP accounting. Our operating earnings without the impairment charges and the unrealized loss on our shares of NYSE Euronext, Inc. stock was $1.6 million, or $0.03 per share.

Adapting to a fully electronic market has been a high priority for us during the past few years. We have made significant investments in technologies that enable us to quote algorithmically in a number of markets. We have also been able to better assess our infrastructure and staffing needs and to continue to reduce our costs. One of our biggest challenges over the past few years has been reducing legacy costs associated with the former auction market. The biggest such cost has been the interest associated with our net liquid asset requirement at the specialist subsidiary, which reduced our earnings by approximately $25.0 million per year on a pre-tax basis. Recently, our net liquid asset requirements were lowered by approximately $205.0 million to approximately $70.0 million, versus the net liquid asset requirement at its highest point of $447.0 million two years ago. We now have considerable flexibility to reduce this high interest expense and, as of the writing of this letter, we have this year retired about $81 million dollars of our bonded debt, resulting in a reduction of interest expense of more than $8.0 million dollars per year. We will continue to assess the opportunities of retiring our debt to reduce costs and increase our profitability.

As we have explained in the past, we have established and grown new businesses that are contributing profits to LaBranche. We are in our fifth year of market making in ETFs, options and indexes. Our London and Hong Kong offices are profitable and growing. We have added senior traders and sales people to our agency execution business and believe that the market activity of the last few months will provide us with continued opportunities. We believe there will always be a need for firms with permanent capital dedicated to the business of market making regardless of how the markets are structured, and we will continue to focus on our role as a liquidity provider.

In 2007, we also conducted a broad based review of the Company's business. Senior management worked with bankers, internal staff and potential partners to explore a range of potential strategic alternatives for LaBranche. At the conclusion of 2007, our board of directors determined that the best alternative to increase stockholder value was to continue to operate our business and grow LaBranche independently. We also believe that our undertakings and initiatives give us a better opportunity to generate favorable results for you going forward.

Michael LaBranche

Michael LaBranche
Chairman, President and CEO

FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to such statements included elsewhere in this filing. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties including, but not limited to those discussed in "Risk Factors" set forth in Item 1A of our Annual Report on Form 10-k for the year ended December 31, 2007. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

EXECUTIVE OVERVIEW

Our net loss was $350.5 million for the year ended December 31, 2007, compared to net income of $136.8 million for the same period in 2006. In both periods, our US GAAP earnings were affected by significant non-cash accounting adjustments such as the impairment charges for goodwill and stock listing rights of $164.1 million and $335.3 million, respectively, and the non-cash loss in our NYX shares in 2007 of $15.8 million compared to a gain of $238.6 million in 2006. Excluding these items and the related tax expenses or benefits, our pro-forma net income for the years ended December 31, 2007 and 2006 were $1.6 million and $1.1 million, or $0.03 and $0.02 per diluted share, respectively.

Our operating revenues began to stabilize in the second half of 2007 and our Specialist and Market-Making segment reported pre-tax earnings before impairment charges and losses on our NYX shares of $47.3 million. We are actively taking steps to reduce and eliminate expenses reported at the holding company and continue to examine ways to improve our institutional brokerage operations' performance in the coming year. Our Specialist and Market-Making segment performance improved significantly in the fourth quarter of 2007 over the third quarter, principally due to better market conditions and better market-making trading.

Our specialist and market-making operations other than cash equities continue to show progress and growth and now represent more than 50% of the segment revenue. As previously disclosed, we have consistently believed that new and varied trading venues and products will develop and grow as the securities markets evolve and converge, and that global and alternative securities markets will increasingly interact with each other. As such, our liquidity-providing activities outside the NYSE floor operations are increasingly becoming a major component of our specialist and market-making operations. Our expansion into these new products and increased globalization has given us opportunities which we believe will allow us to further grow and diversify our business. Our market-making subsidiary in London had its best performance to date in 2007, and we believe the further globalization of electronic markets will provide us additional opportunities for growth and diversification going forward. We also believe that we are successfully making the transition to newer business lines, which will benefit us and our stockholders.

We continue to devote significant resources to develop and improve our trading technologies and algorithms to enable our specialists and market-makers to inject liquidity in a nearly fully electronic securities marketplace. However, we cannot estimate or forecast additional revenue, if any, that could result from new trading technologies or increased participation rates. We also believe that certain regulatory and market structure improvements are being implemented to recognize the nearly fully-automated global securities markets. For example, in February 2008, the SEC approved, with immediate effect, a reduction in the required NLA that need to be maintained by cash equity specialists to transact business on the NYSE by approximately 75%. This resulted in a reduction of our required NLA by approximately $205.0 million, of which $200.0 million has been moved to our holding company for redeployment to use for other current or future corporate purposes. We also believe steps are being taken by regulators to end abusive odd-lot trading practices, which have increased in the automated marketplace and which we believe have significantly harmed our trading results.

The NYSE has publicly stated that it plans to seek approval from the SEC to further change its market model, changing the role of specialists to "designated market makers" who will still provide liquidity, but without some of the negative and affirmative obligations that could, at times, adversely affect profitability. The purported rule changes could also change the timing of when the designated market-maker can see orders, but could enable the designated market-maker to provide liquidity and trade for its own account when it desires to do so. We believe that some of these possible market structure changes could have a positive effect on our profitability by allowing us to trade with more freedom and without the informational advantage that resulted in a number of the trading restrictions to which we are subject as a specialist. It also could allow us to benefit from organization changes and integration, because some of these changes presumably would remove the informational barriers that have caused us to maintain our specialist and market-making businesses as separate broker-dealers. We currently are unable to project if or when any of these market structure changes, or other informational barrier changes will be formally proposed or passed, if at all.

We are continuing to reduce costs at our holding company and our operating subsidiaries, most of which are associated with the former auction-based market structure. The largest of these costs is the interest on our outstanding senior notes, which impacts our earnings by at least $26.0 million annually. Since January 1, 2008, we have purchased approximately $81.0 million of our outstanding senior notes, which will reduce our net interest expense going forward by approximately $8.4 million annually. Any additional purchases of our outstanding notes will result in additional expense savings at our holding company, which should cause our results to improve.

We have employed more capital in our trading activities on more exchanges, and in derivative products and ETFs, in seeking growth opportunities while maintaining a leadership position in the cash equities specialist business. Recent reductions in the capital requirement of our NYSE specialist operations, including the $205.0 million reduction of our required NLA in February 2008, will enable us to more effectively deploy capital for our business and financial needs. The restructuring of certain of our specialist and market-making subsidiaries has allowed us to develop those operations across various domestic and international exchanges and market places. The organizational structure of our Specialist and Market-Making segment, therefore, is intended to enable us to better allocate and deploy our capital, workforce and technology across our operations in order to more efficiently seek out opportunities as they arise.

We believe LFS is in a position to build upon its reputation as a strong institutional trading firm. LFS's primary business will continue to be facilitation trading, with expected growth to be generated through the addition of experienced personnel, new client trading partners and a new capital commitment focus. Capital will be used to accommodate customer business as well as for proprietary trading. The addition of a proprietary book is expected to generate a new source of revenue from trading opportunities that present themselves in the marketplace. Our clients will continue to receive excellent customer service by means of market commentary and color, efficient execution, strong liquidity and confidentiality.

NEW ACCOUNTING DEVELOPMENTS

Accounting for Tax Uncertainties In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN No. 48 effective January 1, 2007. Please refer to Footnote 4, "Income Taxes" of our condensed consolidated financial statements in this report for additional information and disclosure.

Fair Value Measurements In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 nullifies the guidance in EITF 02-3 which precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative is obtained from a quoted market price, or other valuation technique incorporating observable market data. SFAS 157 also precludes the use of a liquidity or block discount, when measuring instruments traded in an active market at fair value. SFAS 157 requires that costs related to acquiring financial instruments carried at fair value should not be capitalized, but rather should be expensed as incurred. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application permitted and encouraged. SFAS 157 must be applied prospectively, except that the provisions related to block discounts and the guidance in EITF 02-3 are to be applied as a one time cumulative effect adjustment to opening retained earnings in the first interim period for the fiscal year in which SFAS 157 is initially applied. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.

Accounting for Fair Value Option for Financial Assets and Financial Liabilities In February 2007, the FASB issued SFAS No. 159, "Accounting for Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We currently report the majority of our financial assets and liabilities at fair value in compliance with industry guidelines for brokers and dealers in securities. We have a significant investment in intangibles and goodwill as well as public debt which is not accounted for at fair value. We believe SFAS 159 exempts intangible assets and goodwill from fair value reporting. We also believe the adoption of SFAS 159 will have an immaterial impact on our financial statements. However, it is unlikely we will mark to market the value of the public debt.

Derivative Instruments and Hedging Activities In April 2007, the FASB issued a Staff Position ("FSP") FIN No. 39-1, "Amendment of FASB Interpretation No. 39." FSP FIN No. 39-1 defines "right of setoff" and specifies what conditions must be met for a derivative contract to qualify for this right of setoff. It also addresses the applicability of a right of setoff to derivative instruments and clarifies the circumstances in which it is appropriate to offset amounts recognized for those instruments in the statement of financial position. In addition, this FSP permits offsetting of fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. The provisions of this FSP are consistent with our current accounting practice. This interpretation is effective for fiscal years beginning after November 15, 2007, with early application permitted. The adoption of FSP FIN No. 39-1 will not have a material impact on our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill and Other Intangible Assets We determine the fair value of each of our reporting units and the fair value of each reporting unit's goodwill under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." In determining fair value, we use standard analytical approaches to business enterprise valuation ("BEV"), such as the market comparable approach and the income approach. The market comparable approach is based on comparisons of the subject company to similar companies engaged in an actual merger or acquisition or to public companies whose stocks are actively traded. As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. The income approach involves estimating the present value of the subject company's future cash flows by using projections of the cash flows that the business is expected to generate, and discounting these cash flows at a given rate of return. Each of these BEV methodologies requires the use of management estimates and assumptions. For example, under the market comparable approach, we assigned a certain control premium to the public market price of our common stock as of the valuation date in estimating the fair value of our specialist reporting unit. Similarly, under the income approach, we assumed certain growth rates for our revenues, expenses, earnings before interest, income taxes, depreciation and amortization, returns on working capital, returns on other assets and capital expenditures, among others. We also assumed certain discount rates and certain terminal growth rates in our calculations. Given the subjectivity involved in selecting which BEV approach to use and in determining the input variables for use in our analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of our goodwill.

We review the reasonableness of the carrying value of our goodwill annually as of December 31, unless an event or change in circumstances requires an interim reassessment of impairment. During the second quarter of 2007, certain changes in circumstances occurred that led us to believe that the fair value of our specialist and market-making segment could be lower than its carrying amount. The primary factor triggering our decision to reassess the reasonableness of the carrying value of our goodwill was the sale of LaBranche & Co. LLC's AMEX equity specialist assets for less than their carrying value. In our second quarter 2007 SFAS No. 142 test, we compared the fair value of our Specialist and Market-Making reporting unit and the fair value of our Specialist and Market-Making reporting unit's goodwill—based on the methods described above—to their respective carrying values in two separate steps under SFAS No. 142 guidelines to arrive at the $164.1 million impairment charge we recognized during the 2007 fiscal second quarter. Despite our interim valuation of goodwill as of June 30, 2007, SFAS No. 142 requires us to test goodwill on an annual calendar basis unless an additional event or change in circumstances requires an interim impairment test.

Another of our intangible assets, as defined under SFAS No. 142, is our trade name. We determine the fair value of our trade name by applying the income approach using the royalty savings methodology. This method assumes that the trade name has value to the extent we are relieved of the obligation to pay royalties for the benefits received from it. Application of this methodology requires estimating an appropriate royalty rate, which is typically expressed as a percentage of revenue. Estimating an appropriate royalty rate includes reviewing evidence from comparable licensing agreements and considering qualitative factors affecting the trade name. Given the subjectivity involved in selecting which BEV approach to use and in determining the input variables for use in our analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of fair value of our trade name.

We review the reasonableness of the carrying amount of our trade name on an annual basis in conjunction with our goodwill impairment assessment. During the fourth quarter of 2007, our trade name was tested and based upon our analysis, no impairment existed at that time.

We have amortized our identifiable intangible stock listing rights over their estimated useful lives in accordance with SFAS No. 142, and tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. During the quarter ended June 30, 2007, certain changes in circumstances occurred that led us to believe that the fair value of our specialist stock listing rights could be lower than their carrying amount. The primary factor triggering our decision to reassess the reasonableness of the carrying value of our stock listing rights was the sale of LaBranche & Co. LLC's AMEX equity specialist operations for less than their carrying value. In our second quarter 2007 SFAS No. 144 test, we compared the fair value of our Specialist and Market-Making reporting unit and the fair value of our Specialist and Market-Making reporting unit's stock listing rights—based on the methods described above—to their respective carrying values in two separate steps under SFAS No. 144 guidelines. At June 30, 2007, we performed an undiscounted cash flow analysis of forecasted earnings from our acquired specialist stock lists. Due to a significant decrease in 2007 revenues as a result of the NYSE's HYBRID market implementation, the after tax cash flows from our acquired lists did not exceed the mandatory charge for contributory assets, the largest being the $300.0 million NLA requirement. The $335.3 million impairment charge represented a total impairment of our acquired specialist stock lists due to a negative cash flow under the contributory asset model used for testing and as such no impairment analysis will be required going forward, since we have fully written off the value of our stock listing rights.

As a result of our analysis of the above-mentioned factors at December 31, 2007, with the assistance of the independent business valuation firm, we determined that there was no further impairment of goodwill under SFS No. 142. We cannot provide assurance that future goodwill impairment testing will not result in impairment charges in subsequent periods.

We also assumed certain discount rates and certain terminal growth rates in our calculations. For our year-end 2007 goodwill impairment tests, we engaged an independent business valuation firm to assist us in our BEV analyses. Given the subjectivity involved in selecting which BEV approach to use and in determining the input variables for use in our analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of our goodwill.

Non-Marketable Securities The use of fair value to measure certain non-marketable investments is a critical accounting estimate. Investments in non-marketable securities consist of investments in equity securities of private companies, limited liability company interests and limited partnership interests, which do not have readily available price quotations. Certain investments in non-marketable securities are initially carried at cost, as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. For certain other investments in non-marketable securities, we adjust their carrying value by applying the equity method of accounting, and for our investment in a limited partnership interest, we adjust its carrying value by recognizing our share of the partnership's quarterly results of operations. In addition, if and when available, management considers other relevant factors relating to non-marketable investments in estimating their fair value, such as the financial performance of the entity, its cash flow forecasts, trends within that entity's industry and any specific rights associated with our investment—such as conversion features—among others.

Given management's judgment involved in valuing certain of our non-marketable securities, it is possible, as of a given point in time, that a third-party could reach a different conclusion of fair value utilizing the same variables as we have in our analysis.

We account for our investment in NYX shares at estimated fair value of such restricted and non-restricted shares pursuant to the American Institute of Certified Public Accountants ("AICPA") *Audit and Accounting Guide—Brokers and Dealers in Securities.*

Non-marketable investments are tested for potential impairment whenever events or changes in circumstances suggest that such investment's carrying value may be impaired.

USE OF ESTIMATES

The use of generally accepted accounting principles requires management to make certain estimates. In addition to the estimates we make in connection with fair value measurements and the accounting for goodwill and identifiable intangible assets, the use of estimates is also important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and tax audits.

We estimate and provide for potential losses that may arise out of litigation, regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, "Accounting for Contingencies" and FIN 48, "Accounting for Uncertainty in Income Taxes". Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case or proceeding, our experience and the experience of others in similar cases or proceedings, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. See "Legal Proceedings" in Part II, Item 1 of this Quarterly Report on Form 10-Q for information on our judicial, regulatory and arbitration proceedings.

INSTITUTIONAL BROKERAGE RISK

Our Institutional Brokerage segment, through the normal course of business, enters into various securities transactions as agent. The execution of these transactions can result in unrecorded market risk and concentration of credit risk. Our Institutional Brokerage activities involve execution and financing of various customer securities transactions on a cash or margin basis. These activities may expose us to risk in the event the customer or other broker is unable to fulfill its contractual obligations and we have to purchase or sell securities at a loss.

For margin transactions, we may be exposed to significant market risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

RESTRUCTURING TRANSACTIONS

As of January 3, 2007, we converted our LaBranche Financial Services, Inc. ("LFSI") subsidiary into a limited liability company through a merger of LFSI with and into a newly formed limited liability company, which succeeded to all the rights, obligations and liabilities of LFSI. Subsequently, on January 17, 2007, the new entity changed its name to LaBranche Financial Services, LLC. LaBranche & Co Inc. is the sole member of LaBranche Financial Services, LLC, which is referred to herein as "LFS."

Until June 8, 2007, LFS provided securities clearing services to its own customers and customers of introducing brokers. On June 8, 2007, LFS entered into a relationship with a major Wall Street firm to provide clearing services to those customers on behalf of our Institutional Brokerage segment.

SALE OF AMEX CASH EQUITY SPECIALIST OPERATIONS

On June 29, 2007, LaBranche & Co. LLC agreed to sell its AMEX cash equity specialist operations to Cohen Specialists, LLC, a New York-based specialist on the AMEX ("Cohen Specialists"), for aggregate cash consideration of $2,250,000. The sale was completed on July 9, 2007. In this transaction, Cohen Specialists acquired the right to be specialist in 89 equity securities listed on the AMEX and now employs all of the specialists and trading assistants formerly employed by LaBranche & Co. LLC in connection with these AMEX operations. There were and are no arrangements or material relationships, other than in respect of the transaction, between Cohen Specialists and us or any of our affiliates, officers or directors or any associate of such director or officer. No gain or loss was recognized for U.S. GAAP purposes on this transaction.

AGREEMENT TO SETTLE CLASS ACTION

On February 8, 2008, we entered into an agreement in principle to settle the In Re LaBranche Securities Litigation for $13.0 million, to be paid entirely by our insurers. Since this settlement will be paid entirely by our insurers, the settlement did not have an effect on our income statement. The settlement is subject to completion of a usual and customary settlement agreement, notice to the class, and approval by the court.

REDUCTION IN NYSE SPECIALISTS NET LIQUID ASSET REQUIREMENT

On February 5, 2008, the SEC approved an NYSE-proposed 75% reduction in the NLA requirements applicable to our specialist and market-making business. This reduction became effective immediately and resulted in a reduction of LaBranche & Co. LLC's NLA requirement by approximately $205.0 million. As a result of this reduction in LaBranche & Co. LLC's NLA requirement, it declared a dividend of $200.0 million to LaBranche & Co Inc which was paid in February and March 2008.

RESULTS OF OPERATIONS

SPECIALIST AND MARKET-MAKING SEGMENT OPERATING RESULTS

(000's omitted)	For the Years Ended December 31, 2007	2006	2005	2007 vs. 2006 Percentage Change	2006 vs. 2005 Percentage Change
Revenues:					
Net gain on principal transactions	**$ 184,321**	$180,850	$194,432	**1.9%**	(7.0)%
Commissions and other fees	**24,002**	35,896	42,290	**(33.1)**	(15.1)
Stock borrow interest	**200,601**	157,588	33,039	**27.3**	377.0
Other interest	**16,518**	19,834	13,643	**(16.7)**	45.4
Net (loss) gain on investments	**(15,324)**	220,704	—	**(106.9)**	100.0
Other	**3,376**	(225)	123	**(1600.4)**	282.9
Total segment revenues	**413,494**	614,647	283,527	**(32.7)**	116.8
Interest expense	**252,512**	186,850	37,466	**35.1**	398.7
Revenues, net of interest expense	**160,982**	427,797	246,061	**(62.4)**	73.8
Operating expenses	**128,245**	146,452	143,481	**(12.4)**	2.0
Goodwill impairment	**164,100**	—	—	**100.0**	—
Stock list impairment	**335,264**	—	—	**100.0**	—
Pre-tax income (loss)	**$(466,627)**	$281,345	$102,580	**(265.9)%**	174.3%

Revenues from our Specialist and Market-Making segment consist primarily of net gains and losses resulting from our specialist activities in stocks and options, market-making activities in ETFs, options and futures, the net gains and losses resulting from trading of foreign currencies, futures and equities underlying the rights, ETFs and options for which we act as specialist, and accrued dividends receivable or payable on our equity positions.

Additionally, a major component of the overall trading revenues is revenue generated by our Specialist and Market-Making segment consisting primarily of interest earned in securities lending transactions and inventory financing in connection with our trading in options, futures and ETFs which is separately stated as stock borrow interest and other interest. These revenues are primarily affected by changes in share volume traded and fluctuations in prices of stocks, rights, options, ETFs and futures in which we are the specialist or in which we make a market.

Also included in net gain on principal transactions are net gains earned from principal transactions in securities for which we act as specialist and interest income. Net gain on principal transactions represents trading gains net of trading losses and certain exchange imposed trading activity fees, where applicable, and are earned by us when we act as principal buying and selling our specialist stocks, rights, options, ETFs and futures.

Commissions and other fees revenue generated by our Specialist and Market-Making segment consists primarily of fees earned by our cash equity specialists for providing liquidity on the NYSE and, through July 9, 2007, for executing limit orders on the AMEX. The other fees in this line item are related to a specialist liquidity provision payment (the "LPP") program implemented on September 1, 2007, which varies month-to-month depending on our principal trading activities on the NYSE and an interim "specialist allocation pool" payment to us in the amount of $2.1 million per month by the NYSE for the period from December 2006 through August 2007. The new LPP system involves a two tier fee structure based on (1) the firms' proportional share of 100% of the consolidated tape revenue earned by the NYSE for quoting at the national best bid and offer, and (2) a subjective allocation from the NYSE of the "LPP pool" which consists of 25% of the NYSE's listed stock transaction revenue on matched volume. This monthly payment, in the aggregate, has been between $1.6 million to $2.1 million since implementation.

Net (loss) gain on investments reflects the aggregate revenues generated from our investments in restricted and unrestricted NYX shares and other investments not derived specifically from specialist and market-making activities.

Other revenue at our Specialist and Market-Making segment consists primarily of miscellaneous receipts not derived specifically from specialist and market-making activities.

Interest expense attributable to our Specialist and Market-Making segment is the result of inventory financing costs relating to positions taken in connection with our options, futures and ETFs specialist and market-making operations and interest on subordinated indebtedness that has been approved by the NYSE for inclusion in the net capital of LaBranche & Co. LLC.

Generally, an increase in the average daily share volume on the NYSE, an increase in volatility (as measured by the average closing price of the CBOE's Volatility Index®, or the "VIX"), an increase in the dollar value and share volume of our principal shares or a decrease in program trading enables us to increase our level of principal participation and thus our ability to realize net gain on principal transactions. While we monitor these metrics each period, they are not the sole indicators or factors in any given period that determine our level of revenues, profitability or overall performance. Other factors, such as extreme price movements, unanticipated company news and events and other uncertainties may influence our financial performance either positively or negatively.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

The increase in net gain on principal transactions in our specialist and market-making segment was attributable to operations other than our cash equity businesses. This was offset by lower revenues from cash equities specialist activities as that business went through a substantial transition to the HYBRID electronic market. The NYSE Market also had significant market share losses from 72% in 2006 to 46% in 2007.

Commission and other fees revenue during 2007 decreased primarily as the result of the NYSE rule change in December 2006 implementing the specialist allocation pool payment, and in September 2007, the LPP program, which was different than the commission program for specialists on certain limit order transactions that terminated in December 2006. Through August 2007, we received specialist allocation pool payments in the amount of $2.1 million per month and LPP payments in the aggregate amount of $7.4 million from September to December 2007.

Stock borrow interest increased mainly due to the increased trading opportunities for our non-cash equities specialist and market-making activities.

Other interest revenues decreased due to lower average interest rate yields earned on our investment of excess cash and regulatory capital reductions decreased the average working capital utilized.

In 2006, our aggregate gain, both realized and unrealized, with respect to the NYSE/Archipelago merger was $220.3 million. At

December 31, 2007, the NYSE closing market price for NYX stock was $87.77 per share as compared to $97.20 per share at December 31, 2006 resulting in an unrealized loss of approximately $14.6 million in 2007.

Other revenue is mainly comprised of proprietary trading loss and our receipt of the quarterly dividend declared by NYSE Euronext, Inc. in December 2007 on our NYX shares.

Interest expense in our Specialist and Market-Making segment increased primarily as a result of increased inventory financing costs relating to the growth and expansion of trading activity in our options, futures and ETFs specialist and market-making operations. Inventory financing costs increased from $186.7 million in 2006 to $252.3 million in 2007. While interest expense increased to 61.1% of total segment revenues in 2007 from 30.4% in 2006, stock borrow interest income increased to 48.5% of total segment revenues in 2007 from 25.6% for 2006. Both stock borrow rebate and margin interest expense are considered as components in the overall computation of net trading revenue in the Specialist and Market-Making segment.

For a discussion of operating expenses see "Our Operating Expenses" below.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

The decline in net gain on principal transactions in our Specialist and Market-Making segment was attributable primarily to our cash equity specialist operations. The decrease was due to a decline in principal shares traded, as well as market volatility, as measured by the average closing price of the VIX, which was unchanged year over year. Other factors that reduced our opportunity to participate was the continuing rise in program trading as a percentage of NYSE average daily share volume and decreases in NYSE average daily share volume and dollar value of principal shares traded of stocks for which we are the equity specialist.

The increase in stock borrow interest revenue generated by our Specialist and Market-Making segment consists primarily of interest earned in securities lending transactions and inventory financing in connection with our trading in options, futures and ETFs.

Other interest revenues increased due to the higher average interest rate yields earned on our investment of excess cash.

Interest expense in our Specialist and Market-Making segment increased primarily as a result of increased inventory financing costs relating to the growth and expansion of trading activity in our options, futures and ETFs specialist and market-making operations. Inventory financing costs increased from $36.6 million in 2005 to $186.7 million in 2006. While interest expense increased to 30.4% of total segment revenues in 2006 from 13.2% in 2005, stock borrow interest income increased to 25.6% of total segment revenues in 2006 from 11.7% for 2005. Both stock borrow rebate and margin interest expense should be considered as components in the overall computation of net trading revenue in the Specialist and Market-Making segment.

Our Specialist and Market-Making segment realized a $120.1 million gain from the exchange of 36 NYSE memberships in the NYSE/Archipelago merger (another three memberships were held by our Institutional Brokerage segment). We valued the 2.9 million shares of NYX stock received in exchange for those 36 NYSE memberships at fair value, which was deemed to be the value of the shares on the first day of trading of NYX stock, or $67.00 per share, minus a 10% valuation allowance due to the restrictions on transfer applicable to the shares. Since the consummation of the NYSE/Archipelago merger, we account for the investment in the NYX stock held by our Specialist and Market-Making segment at market value minus the valuation discount attributable to the transfer restrictions (at December 31, 2006, the discount was 7%). At December 31, 2006, the NYSE closing market price for the NYX stock was $97.20 per share as compared to $67.00 per share at the date of the NYSE/Archipelago merger. Thus, the aggregate gain, both realized and unrealized, in our Specialist and Market-Making segment with respect to the NYSE/Archipelago merger for 2006 was $220.3 million, including the dividend of $13.3 million we received in connection with our NYSE memberships prior to the NYSE/Archipelago merger.

For a discussion of operating expenses see "Our Operating Expenses" below.

INSTITUTIONAL BROKERAGE SEGMENT OPERATING RESULTS

(000's omitted)	For the Years Ended December 31, 2007	2006	2005	2007 vs. 2006 Percentage Change	2006 vs. 2005 Percentage Change
REVENUES:					
Net gain on principal transactions	**$ 678**	$ —	$ —	**100%**	0.0%
Commissions and other fees	**22,938**	33,919	41,729	**(32.4)**	(18.7)
Stock borrow interest	**786**	493	355	**59.4**	38.9
Other interest	**1,569**	1,308	471	**20.0**	177.7
Net (loss) gain on investments	**(1,212)**	18,355	—	**(106.6)**	100.0
Other	**86**	242	118	**(64.5)**	105.1
Total segment revenues	**24,845**	54,317	42,673	**(54.3)**	27.3
Interest expense	**917**	670	311	**36.9**	115.4
Revenues, net of interest expense	**23,928**	53,647	42,362	**(55.4)**	26.6
Operating expenses	**29,107**	38,194	45,311	**(23.8)**	(15.7)
Pre-tax income (loss)	**$ (5,179)**	$15,453	$ (2,949)	**(133.5)%**	624.0%

Our Institutional Brokerage segment's commission revenue for 2007 and in prior periods includes fees charged to customers for execution, clearance (through June 8, 2007) and direct-access floor brokerage activities.

Net (loss) gain on investments reflects the aggregated revenues generated from our investments in restricted and unrestricted NYX shares and other investments not derived specifically from institutional brokerage activities.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Net gain on principal transactions are the result of trading and market making in OTC Bulletin Board and pink sheet securities that began in May 2007.

Commission revenue from our Institutional Brokerage segment decreased as a result of a continued decline in direct-access floor broker order flow and reduced trade volume from institutional brokerage customers. Interest income increased as a result of additional amounts invested in T-bills.

Stock borrow interest increased as a result of an increase in stock borrow contracts and from negative "reverse" rebates we receive for lending securities that are considered "hard to borrow."

In 2006, our aggregate gain, both realized and unrealized, in our Institutional Brokerage segment with respect to the NYSE/Archipelago merger was $18.3 million. At December 31, 2007, the NYSE closing market price for NYX stock was $87.77 per share as compared to $97.20 per share at December 31, 2006 resulting in an unrealized loss of approximately $1.2 million for 2007.

Interest expense increased primarily as a result of stock loan rebate payable due to increased activity.

For a discussion of operating expenses see "Our Operating Expenses" below.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Commission revenue from our Institutional Brokerage segment decreased as a result of a continued decline in direct-access floor broker order flow and reduced trade volume from institutional brokerage customers. Interest income increased as a result of additional amounts invested in T-bills, an increase in stock borrow interest income and a general increase in interest rates. Other revenue from our Institutional Brokerage Segment remained relatively flat.

Our Institutional Brokerage segment realized a $10.0 million gain from the exchange of three NYSE memberships in the NYSE/Archipelago merger (36 memberships were held by our Specialist and Market-Making segment). We valued the 0.2 million shares of NYX stock received in exchange for those three NYSE memberships at fair value, which was deemed to be the value of the shares on the first day of trading of NYX stock, or $67.00 per share, minus a 10% valuation allowance due to the restrictions on transfer applicable to the shares. Since the consummation of the NYSE/Archipelago merger, we account for our investment in the NYX stock held by our Institutional Brokerage segment at market value minus the valuation discount attributable to the transfer restrictions (at December 31, 2006, the discount was 7%). At December 31, 2006, the NYSE closing market price for the NYX stock was $97.20 per share as compared to $67.00 per share at the date of the NYSE/Archipelago merger. Thus, our aggregate gain, both realized and unrealized, in our Institutional Brokerage segment with respect to the NYSE/Archipelago merger for 2006 was $18.3 million, including the dividend of $1.1 million we received in connection with our NYSE memberships prior to the NYSE/Archipelago merger.

For a discussion of operating expenses see "Our Operating Expenses" below.

OTHER SEGMENT OPERATING RESULTS

(000's omitted)	For the Years Ended December 31, 2007	2006	2005	2007 vs. 2006 Percentage Change	2006 vs. 2005 Percentage Change
REVENUES:					
Interest	**$ 10,586**	$ 4,954	$ 3,145	113.7%	57.5%
Net (loss) gain on investments	**(330)**	(380)	10,811	(13.2)	(103.5)
Other	**128**	456	33	(71.9)	1272.7
Total segment revenues	**10,384**	5,030	13,989	106.4	(64.0)
Interest expense	**49,743**	52,977	51,726	(6.1)	2.4
Revenues, net of interest expense	**(39,359)**	(47,947)	(37,737)	(17.9)	(27.1)
Operating expenses	**10,560**	11,838	10,789	(10.8)	9.7
Pre-tax loss	**$(49,919)**	$(59,785)	$(48,526)	(16.5)%	(23.2)%

The portion of our revenues that is not generated from our two principal business segments consists primarily of unrealized gains or losses on our non-marketable investments and interest income from short-term investments of our excess cash.

Revenues, net of interest expense, of our Other segment is calculated after netting revenues by the interest expense related to our public debt and interest accrued on reserves.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Interest revenues increased primarily as a result of increases in interest income on our short term investments, as a result of cash balances increasing by approximately $155 million year over year due to capital transfers from subsidiaries.

Net (loss) gain on investments is the result of a decline in the market value of our non-marketable investments.

Interest expense in our Other segment, decreased to $49.7 mil lion in 2007 from $52.9 in 2006, primarily due to scheduled debt repayments.

For a discussion of operating expenses see "Our Operating Expenses" below.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Interest revenue increased primarily due to higher rates on our short-term investments.

Net (loss) gain on investments decreased primarily due to the fact that we did not realize a gain in 2006 from the final installment (due to the release of an escrow) in October 2005 of $9.6 million from the sale of our investment in Lava.

Interest expense in our Other segment, increased to $52.9 million in 2006 from $51.7 in 2005, primarily due an increase in interest accrued on contingent tax reserves.

For a further discussion of operating expenses, see "Our Operating Expenses" below.

OUR OPERATING EXPENSES

(000's omitted)	For the Years Ended December 31, 2007	2006	2005	2007 vs. 2006 Percentage Change	2006 vs. 2005 Percentage Change
EXPENSES:					
Employee compensation and related benefits	**$ 80,205**	$ 88,370	$103,531	**(9.2)%**	(14.6)%
Exchange, clearing and brokerage fees	**37,448**	45,711	40,664	**(18.1)**	12.4
Lease of exchange memberships and trading license fees	**2,401**	4,790	3,979	**(49.9)**	20.4
Goodwill impairment	**164,100**	—	—	**100.0**	—
Stock list impairment	**335,264**	—	—	**100.0**	—
Other operating expenses	**47,858**	57,613	51,407	**(16.9)**	12.1
Total expenses before taxes	**667,276**	196,484	199,581	**239.6**	(1.6)
(Benefit) provision for income taxes	**$(171,251)**	$100,209	$ 13,584	**270.9%**	637.7%

Our Specialist and Market-Making segment's employee compensation and related benefits expense consists of salaries, wages and performance-based compensation paid to our traders and related support staff. The employee compensation and related benefits expense associated with our Institutional Brokerage segment consists of salaries, wages and performance-based compensation paid to our institutional brokerage professionals, as well as incentive-based compensation paid to various trading professionals based on their earned commissions. Performance-based compensation may include cash compensation and stock-based compensation granted to managing directors, trading professionals and other employees based on our operating results.

Exchange, clearing and brokerage fees expense at our Specialist and Market-Making segment consists primarily of fees paid by us to the NYSE, AMEX, other exchanges, the Depository Trust Clearing Corporation ("DTCC") and to third party execution and clearing companies. The fees paid by us to these entities are primarily based on the volume of transactions executed by us as principal and as agent, a fee based on exchange seat use, technology fees, a flat annual fee and execution and clearing fees. Our Institutional Brokerage segment's exchange, clearing and brokerage fees expense consists of floor brokerage fees paid to direct-access floor brokers and fees paid to various exchanges.

Other operating expenses primarily are comprised of occupancy costs, such as office space and equipment leases and utilities, communications costs, professional, legal and consulting fees and restructuring costs.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

While consolidated employee compensation and related benefits expense declined in 2007 compared to 2006, there were material changes within the components of employee compensation and benefits expense in each of our business segments year over year. The main cause of these changes was the decrease in salaries and related benefits in our cash equities specialist operations resulting from implementation of the HYBRID market offset by increases in incentive compensation mainly in the non-cash equities market-making businesses and for retention of key employees. Salaries and incentive compensation in our Institutional Brokerage segment declined due to fewer trading and support personnel. Employee compensation and related benefits decreased to 17.3% of total revenues, net of NYX, in 2007 from 20.4% in 2006.

Exchange, clearing and brokerage fees decreased primarily due to substantial cost savings in our cash equities specialist and institutional brokerage businesses offset by increases in our market-making and specialist activities in our non-cash equities business. Exchange, clearing and brokerage fees declined to 8.1% of total revenues, net of NYX, in 2007 from 10.6% in 2006.

Lease of exchange memberships decreased as a result of a decline in the number of trading licenses we use to trade. Lease of exchange memberships expense decreased to 0.5% of total revenues, net of NYX, in 2007 from 1.1% for the same period in 2006.

Other operating expenses decreased slightly in 2007 compared to 2006 due to a decrease in occupancy, professional fees and communication expenses in connection with our move to new space in New York and other restructuring initiatives. As a result of this restructuring, we incurred additional compensation expense and related benefits of $1.1 million in connection with severance and supplemental unemployment compensation paid compared with $3.7 million in 2006.

SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") requires entities to test goodwill for possible impairment on an annual basis, or more frequently, if certain events and circumstances exist. We tested our goodwill for impairment at June 30, 2007, as the result of a triggering event previously discussed, and at December 31, 2007, respectively, and noted impairment of this asset at the June 30, 2007 date. There was no impairment at December 31, 2007. For a more complete description of our methodology in evaluating the reasonableness of the carrying value of our goodwill, please see "Critical Accounting Estimates."

Our expense for income taxes decreased in 2007 to a $171.3 million benefit, versus a tax expense of $100.2 million in 2006. Our effective tax rate fell to 32.8% in 2007 from 42.3% in 2006. In 2007, the effective tax rate was lower than the statutory rate due to a tax detriment that resulted from a permanent difference related to the impairment of goodwill. In 2006, the effective tax rate was lower than the statutory rate due to a tax benefit that resulted from a permanent difference related to dividends.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

While consolidated employee compensation and related benefits expense declined in 2006 compared to 2005, there were material changes within the components of employee compensation and benefits expense in each of our business segments year over year. The main cause of these changes was the decrease in incentive compensation, salaries and related benefits in connection with our specialist and market-making operations resulting from decreased profitability and declines in the number of personnel. The satisfaction and payment of a retention bonus plan liability, and the December 2005 termination of a deferred compensation plan, both related to a prior acquisition, contributed to the decline in employee compensation in 2006. Salaries and incentive compensation in our Institutional Brokerage segment declined due to a decline in trading and support personnel. Employee compensation and related benefits decreased to 20.4% of revenues, net of interest expense, in 2006 from 41.3% in 2005.

Exchange, clearing and brokerage fees increased primarily due to increased trading activity in our options, futures and ETFs specialist and market-making operations. Partially offsetting the increase was a decrease in exchange, clearing and brokerage fees at our Institutional Brokerage segment related to lower revenues from direct-access floor brokers. Exchange, clearing and brokerage fees declined to 10.6% of revenues, net of interest expense, in 2006 from 16.2% in 2005.

Lease of exchange memberships increased as a result of the number of trading licenses we obtained since we no longer own 39 NYSE memberships following the NYSE/Archipelago merger. Lease of exchange memberships expense decreased to 1.1% of revenues, net of interest expense, in 2006 from 1.6% for the same period in 2005.

Other operating expenses increased slightly in 2006 compared to 2005 due to an increase in occupancy expense in connection with our move to new space in New York and the overlap of rent in the office space we rented prior to our move and in connection with the reduction of our headcount by 126 positions due to automation in the NYSE's HYBRID market. As a result of this restructuring, we incurred additional compensation expense and related benefits of $3.7 million in connection with severance and supplemental unemployment compensation paid.

Our expense for income taxes increased in 2006 to $100.2 million, versus a tax expense of $13.6 million in 2005. Our effective tax rate rose to 42.3% in 2006 from 26.6% in 2005. In 2006, the effective tax rate was lower than the statutory rate due to a tax benefit that resulted from a permanent difference related to dividends. In 2005, the effective rate was lower than the statutory rate due to significant tax benefits recognized by a tax rate change applied to our net deferred tax liability and tax benefits recognized by a tax rate change applied to our net deferred tax liability.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2007, we had $5,343.7 million in assets, of which $506.2 million consisted of cash and short-term investments, primarily in government obligations maturing within three months, cash and securities segregated under federal regulations and overnight repurchase agreements. To date, we have financed our operations primarily with retained earnings from operations and proceeds from our debt and equity offerings. Due to the nature of the securities business and our role as a specialist, market-maker and execution agent, the amount of our cash and short-term investments, as well as operating cash flow, may vary considerably due to a number of factors, including the dollar value of our positions as principal, whether we are net buyers or sellers of securities, the dollar volume of executions by our customers and clearing house requirements, among others. Certain regulatory requirements constrain the use of a portion of our liquid assets for financing, investing or operating activities. Similarly, the nature of our business lines, the capital necessary to maintain current operations and our current funding needs subject our cash and cash equivalents to different requirements and uses.

As of December 31, 2007, the scheduled maturities of our contractual obligations, without taking into account any available roll-over provisions, were as follows:

(000's omitted)	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
Short Term and Long Term Debt	$465,511(1)	$5,700	$199,845(1)	$ —	$259,966(1)
Operating Lease Obligations	16,075	2,055	4,966	5,257	3,797
Total	$481,586	$7,755	$204,811	$5,257	$263,763

The above information excludes $11.3 million of unrecognized tax benefits discussed in Note 7, "Income Taxes", to our consolidated financial statements because it is not possible to estimate the time period that it might potentially be paid to tax authorities.

(1) In January and February 2008, we purchased and cancelled $30.8 million of our outstanding 9 1/2% Senior Notes due 2009 and $50.1 million of our 11% Senior Notes due 2012 in open market transactions. Accordingly, as of March 17, 2008, following the purchases of this indebtedness, our total outstanding short and long term debt was $379.0 million, our debt with maturities of between one and three years was $169.1 million and our debt with maturities over five years was $209.9 million.

The above table includes indebtedness with primarily long-term maturities, the interest and principal payments of which have a significant effect on the cash available to finance our current and future operations. As of December 31, 2007, our most significant long-term indebtedness was the $199.8 million aggregate principal amount of our outstanding senior notes that mature in May 2009, and the $260.0 million aggregate principal amount of our outstanding senior notes that mature in May 2012. However, as noted above in the footnote under the table, as of March 17, 2008, our most significant long-term indebtedness was $169.1 million aggregate principal amount of our outstanding senior notes that mature in May 2009, and $209.9 million aggregate principal amount of our outstanding senior notes that mature in May 2012.

At December 31, 2007, our net cash capital position was $269.4 million. Fluctuations in net cash capital are common and are a function of variability in our total assets, balance sheet composition and total capital. We attempt to maintain cash capital sources in excess of our aggregate longer-term funding requirements (*i.e.*, positive net cash capital). Over the previous 12 months, our net cash capital has averaged above $214.4 million.

($ millions)	12/31/2007	12/31/2006
Cash Capital Available:		
Stockholders' equity	$ 527.9	$ 874.7
Subordinated debt	5.7	6.4
Promissory note	—	8.0
Long term debt > 1 year	459.8	459.8
Other holding company liabilities	41.4	49.5
Total cash capital available	$1,034.8	$1,398.4
Cash Capital Required:		
Regulatory capital(1)	$ 226.9	$ 337.8
Working capital	145.4	180.5
NYX unrestricted shares	183.0	—
Illiquid assets/long-term investments	196.6	723.9
Subsidiary intercompany	13.5	7.1
Total Cash Capital Required	$ 765.4	$1,249.3
Net Cash Capital	$ 269.4	$ 149.1

(1) In February 2008, our regulatory capital was reduced by $200 million as a result of the 75% reduction of the NLA specialist capital requirement.

"Cash Capital Available" is mainly comprised of stockholders' equity, long term debt, subordinated debt and other liabilities of our parent holding company which, in the aggregate, constitute the currency used to purchase our assets and provide our working capital. This amount will principally be affected as debt matures or is refinanced and as earnings are retained or paid as dividends. "Cash Capital Required" mainly consists of the assets used in our businesses. Regulatory capital is defined as capital required by the SEC and applicable exchanges to be maintained by broker-dealers. It is principally comprised of cash, net equities, other investments and net receivables from other broker-dealers. Working capital constitutes liquid assets provided to our subsidiaries in excess of the required regulatory capital. Illiquid assets and long term investments are mainly comprised of exchange memberships, intangible assets, such as goodwill, tradename and stock listing rights, deposits, deferred taxes and non-marketable investments. "Net Cash Capital" is considered to be the excess of Cash Capital Available over Cash Capital Required, or "free cash," which we can utilize to fund our business needs.

We also monitor alternative funding measures in addition to our available net cash. The alternative funding measures are significant transactions and actions we could take in a short-term time frame to generate cash to meet debt maturities or other business needs. More precisely, as of December 31, 2007, we have identified the following alternative funding measures to support future debt maturity requirements:

- Liquidation of available net invested capital at certain subsidiaries:
- Reduction of excess capital at LaBranche & Co. LLC to only required NLA (excess NLA dividend):
- Further reduction of NLA requirements by the NYSE and SEC: and
- Our restricted and unrestricted NYX shares, as previously discussed, can be either sold or held as good capital as their restrictions are removed. If the shares are held as good capital, no tax charge is applied and cash can be freed from its current use as NLA capital.

ALTERNATIVE FUNDING MEASURES

	$ millions
Net cash capital	$269.4
Unrestricted NYX shares(2)(3)	61.8
Further reduction of NLA requirements(1)	200.0
Excess regulatory capital at subsidiaries(4)	39.5
Restricted NYX shares(2)(3)	56.8
Total cash available from alternative funding measures	$627.5

(1) NYSE new NLA requirements, approved in February 2008 by SEC.
(2) Computed on an after-tax basis and after a $52.0 million reduction for NYX shares used as regulatory capital.
(3) Based on NYX price of $87.77 per share on December 31, 2007.
(4) Subject to regulatory approval prior to distribution to the holding company.

In addition to the alternative funding measures above, we monitor the maturity profile of our unsecured debt to minimize refinancing risk and we maintain relationships with debt investors and bank creditors. Strong relationships with a diverse base of creditors and debt investors are critical to our liquidity. We also maintain available sources of short-term funding that exceed actual utilization, thus allowing us to accommodate changes in investor appetite and credit capacity for our debt obligations.

With respect to the management of refinancing risk, the maturity profile of our long-term debt portfolio is monitored on an ongoing basis and structured within the context of two significant debt tranches with a significant spread of years between maturities (mid-term and long-term). Thus, we have strategically negotiated debt terms maturing in 2009 and 2012 for the significant debt tranches. In addition, the debt tranches have call provisions which allow pre-maturity retirements as early as 2007. The debt tranches have available maturities and calls over the six year period 2007 through 2012 to allow us maximum flexibility in satisfying the debt maturities with payments and/or sufficient time to refinance the long-term debt as required. The following chart profiles our long-term debt maturity schedule as of December 31, 2007.


Senior Notes
Tranches Due Rate
$200 million 2009 9.50%
$260 million 2012 11.00%
LAB Long Term Debt
Principal & Callable Repayment Schedule
Principal Repayment(1)
Callable Opportunity
459.8
$199.8mm Callable @ 102.375%
$260.0mm Callable @ 105.50%
$199.8mm Callable @ 104.75%
5.7
199.8
260.0
$260.0mm Callable @ 102.75%
260.0
$260.0mm Callable @ 100.00%
260.0
$260.0mm Callable @ 100.00%
260.0
2008
2009
2010
2011
2012

Our outstanding senior notes were issued pursuant to an indenture which includes certain covenants that, among other things, limit our ability to make certain investments, engage in transactions with stockholders and affiliates, create liens on our assets and sell assets or engage in mergers and consolidations, except in accordance with certain specified conditions. In addition, our ability to make so-called "restricted payments," such as incurring additional indebtedness (other than certain "permitted indebtedness"), paying dividends, redeeming stock or repurchasing subordinated indebtedness prior to maturity, is limited if our consolidated fixed charge coverage ratio is at or below a threshold of 2.00:1. The "consolidated fixed charge coverage ratio" reflects a comparison between (1) our consolidated earnings before interest, taxes, depreciation and amortization expenses, or "EBITDA," and (2) the sum of our consolidated interest expense and a tax-effected multiple of any dividend payments with respect to our preferred stock. As of December 31, 2007, our consolidated fixed charge coverage ratio, as defined, was 1.19:1, which means we currently cannot make any "restricted payments," other than repurchasing our outstanding senior notes and any "restricted payments" up to an aggregate of $15.0 million over the life of the indenture. Even though our fixed charge coverage ratio is below 2.00:1, we are still in compliance with all our covenants under the indenture.

In addition, under the indenture governing our outstanding senior notes, if, at any time, our cumulative "restricted payments" since May 18, 2004 generally are greater than (i) the sum of (A) 50.0% of our cumulative consolidated net income, as defined in the indenture, since July 1, 2004 (or, if such calculation is a loss, minus 100.0% of such loss) and (B) 100.0% of the net cash proceeds received from any issuance or sale of our capital stock since July 1, 2004, plus (ii) $15.0 million, we will not be entitled to make a "restricted payment" at such time. As of December 31, 2007, 50% of our cumulative consolidated net income since July 1, 2004 was $89.4 million, and we had received approximately $1.4 million upon the exercise of options since July 1, 2004. As explained above, however, our "fixed charge coverage ratio" currently is below 2.00:1 and accordingly, we are unable to make restricted payments greater than the $15.0 million "basket" described above. While we have not made any restricted payments since May 18, 2004, we cannot be sure if, when or to what extent this covenant will prevent or limit us from making restricted payments in the future.

The indenture governing our outstanding senior notes permits us to redeem some or all of the senior notes due 2009 on or after May 15, 2007 and some or all of the senior notes due 2012 on or after May 15, 2008 at varying redemption prices, depending on the date of redemption. In addition, we have the option to redeem up to 33.0% of the aggregate principal amount of the senior notes due 2009 at a redemption price of 109.5% and up to 33.0% of the aggregate principal amount of the senior notes due 2012 at a redemption price of 111.0% using the proceeds of certain equity offerings which we may complete on or prior to May 15, 2007. Under the terms of the indenture, if we sell substantially all our assets or experience specific kinds of changes in control, we will be required to offer to repurchase outstanding senior notes, on a pro rata basis, at a price in cash equal to 101.0% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. To the extent we repurchase any outstanding senior notes in connection with future corporate strategic initiatives, our fixed-term interest payments would be correspondingly reduced.

As of December 31, 2007, the subordinated indebtedness of LaBranche & Co. LLC aggregated $5.7 million. This subordinated debt is comprised of senior subordinated notes and junior subordinated notes, which mature on various dates between February 2007 and June 2008 and bear interest at annual rates ranging from 7.7% to 10.0%. The senior subordinated notes were originally issued in the aggregate principal amount of $15.0 million, and, in accordance with their terms, $3.0 million in principal amount must be repaid on June 3 of each of 2004, 2005, 2006, 2007 and 2008. LaBranche & Co. LLC repaid $3.0 million in accordance with these terms in each of June 2004, 2005, 2006 and 2007. LaBranche & Co. LLC may prepay, at a premium, all or any part of such senior subordinated notes at any time, provided that the amount prepaid is not less than 5.0% of the aggregate principal amount of such senior subordinated notes then outstanding. Upon the occurrence of a change of control, LaBranche & Co. LLC may, but is not required to, make one irrevocable separate offer to each holder of the senior subordinated notes to prepay all the senior subordinated notes then held by that holder. The occurrence of a change of control also constitutes an event of acceleration under the senior subordinated notes. Our outstanding junior subordinated notes in the aggregate principal amount of $2.7 million have automatic rollover provisions, which extend their maturity for an additional year, unless we provide at least seven months advance notice of our intention not to renew at maturity. LaBranche & Co. LLC is entitled to prepay—with written consent from the NYSE—the junior subordinated notes without penalty under the terms of the agreements relating thereto.

Below is a table providing future redemption and repayment opportunities with respect to the above-described debt pursuant to the terms thereof:

Debt	Interest Rate	Remaining Principal at 12/31/07	Maturity Date	First Call
Senior Notes due 2012	11.0%	$260.0 million(3)	May 15, 2012	May 15, 2008 first call is at 105.50%(2)
Senior Notes due 2009	9.5%	$199.8 million(3)	May 15, 2009	May 15, 2007 first call is at 104.75%(2)
Senior Subordinated Notes(1)	7.69%	$3.0 million	June 3, 2008	None - will be paid at maturity
Junior Subordinated Notes	10.0%	$2.7 million	Automatic Renewal	None - Requires six-month notice or mutual consent of the note holder to redeem
Total		$465.5 million(3)		

(1) The $3.0 million must be paid in June 2008 (with interest).

(2) The redemption premium is reduced by one-half each subsequent May 15.

(3) In January and February 2008, we purchased and cancelled $30.8 million of our outstanding 9 ½% Senior Notes due 2009 and $50.1 million of our 11% Senior Notes due 2012 in open market transactions. Accordingly, as of March 17, 2008, following the purchases of this indebtedness, our total remaining long-term indebtedness was reduced to $169.1 million aggregate principal amount of our outstanding senior notes that mature in May 2009 and $209.9 million aggregate principal amount of our outstanding senior notes that mature in May 2012.

On October 24, 2006, pursuant to the terms of the indenture governing the senior notes, we offered to purchase outstanding senior notes in the aggregate principal amount of up to $6.6 million. This offer expired on November 22, 2006, with $26,000 principal amount of outstanding senior notes having been tendered. Following the closing of this transaction and the closings of other previous offers to repurchase with immaterial tenders of senior notes, approximately $199.8 million aggregate principal amount of our senior notes due 2009 and approximately $260.0 million aggregate principal amount of our senior notes due 2012 remained outstanding as of December 31, 2006.

As a specialist and market-maker, we are required to maintain certain levels of capital and liquid assets as promulgated by various regulatory agencies which regulate our business. As part of our overall risk management procedures (for further discussion, refer to Part I, Item 3. "Quantitative and Qualitative Disclosures about Market Risk"), we attempt to balance our responsibility as specialist, market-maker and broker-dealer with our overall capital resources. These requirements restrict our ability to make use of cash and other liquid assets for corporate actions, such as repaying our debt, repurchasing stock or making acquisitions.

As a broker-dealer, LaBranche & Co. LLC is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or $^{1}/_{15}$ of aggregate indebtedness, as defined. NYSE Rule 326(c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150.0% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30.0% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is deemed detrimental to the financial integrity of the broker-dealer. As of December 31, 2007, LaBranche & Co. LLC's net capital, as defined, was $306.8 million, which exceeded the minimum requirements by $306.4 million.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own NLA, their position requirement. As of December 31, 2007, LaBranche & Co. LLC's NYSE minimum required dollar amount of NLA, as defined, was $276.2 million, and its actual NLA, as defined, was $300.1 million. As of December 31, 2006, LaBranche & Co. LLC's minimum required dollar amount of NLA, as defined, was $323.3 million. LaBranche & Co. LLC's actual NLA, as defined, was $360.9 million as of December 31, 2006. LaBranche & Co. LLC thus satisfied its NLA requirement as of each of those dates.

The minimum required dollar amount of NLA fluctuates daily and is computed by adding two components. The first component is equal to $1.0 million for each one tenth of one percent (.1%) of the aggregate NYSE transaction dollar volume in a cash equities specialist organization's allocated securities, as adjusted at the beginning of each month based on the prior month transaction dollar volume. The second component is calculated either by multiplying the average haircuts on a specialist organization's proprietary positions over the most recent twenty days by three, or by using an NYSE-approved value at risk ("VAR") model. Based on this two part calculation, LaBranche & Co. LLC's NLA requirement could increase or decrease in future periods based on its own trading activity and all other specialists' respective percentages of overall NYSE transaction dollar volume.

On July 25, 2006, the SEC approved a reduction of the minimum dollar regulatory capital requirement for a specialist in cash equities and increased the requirement for a specialist in ETFs. This reduction was effected in four quarterly installments on September 1, 2006, December 1, 2006, March 9, 2007 and June 18, 2007. After the first installment, LaBranche & Co. LLC paid to us a dividend of $49.0 million, after the second installment, LaBranche & Co. LLC paid to us a dividend of $57.0 million, after the third installment, LaBranche & Co. LLC paid to us a dividend of $44.0 million and after the fourth installment, LaBranche & Co. LLC paid to us a dividend of $90.0 million. These dividend payments were mainly comprised of the net liquid asset reductions, but also included dividends for excess regulatory capital. Likewise, the final two dividends to us of $44.0 million and $90.0 million included an aggregate $60.0 million effect of using NYX shares instead of cash as regulatory capital. On September 27, 2007, LaBranche & Co. LLC paid to us an additional dividend of $30.0 million. This dividend payment was mainly comprised of excess regulatory capital generated from operations.

In February, 2008, the SEC approved, with immediate effect, an approximate 75% reduction in the required NLA that need to be maintained by cash equity specialists to transact business on the NYSE by approximately 75%. This resulted in a reduction of our required NLA by approximately $205.0 million, of which $200.0 million has been moved to our holding company for other current or future corporate purposes. Pursuant to these NLA rules, LaBranche & Co LLC is entitled to use unrestricted shares of NYX stock as NLA, instead of cash for regulatory capital, subject to risk-based haircuts. As a result, LaBranche & Co. LLC's NLA as of December 31, 2007 included approximately $75.0 million in NYX shares (after the risk-based haircuts). Since our $205.0 NLA reduction was implemented in

February 2008, the majority of the amended NLA requirement can be met by the NYX shares held by LaBranche & Co. LLC. The amended NLA requirements enabled LaBranche & Co. LLC to declare a dividend distribution of $200.0 million to us, which was paid in February and March 2008, with cash left at LaBranche & Co. LLC as a cushion over and above the NYX shares used to satisfy the continuing NLA requirement.

As a registered broker-dealer and member firm of the NYSE, LFS is also subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the NYSE. Under the alternative method permitted by this rule, the minimum required net capital is equal to the greater of $1.0 million or 2.0% of aggregate debit items, as defined. As of December 31, 2007 and December 31, 2006, LFS' net capital, as defined, was $16.6 million and $38.3 million, respectively, which exceeded minimum requirements by $15.6 million and $36.8 million, respectively. We reduced the net capital at LFS by $26 million in September 2007 to the current $16.6 million, due primarily to the decrease in our net capital requirement after we outsourced our clearing operations to a major Wall Street firm in June 2007.

As a clearing broker-dealer, LFS also is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2008, to comply with its December 31, 2007 requirement, cash and U.S. Treasury Bills in the amount of $1.6 million were segregated in a special reserve account for the exclusive benefit of customers, thus exceeding actual requirements by $0.2 million. As of January 3, 2007, to comply with its December 31, 2006 requirement, cash and U.S. Treasury Bills in the amount of $3.7 million were segregated in a special reserve account for the exclusive benefit of customers, exceeding actual requirements by $1.7 million.

As a registered broker-dealer and AMEX member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the AMEX. LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or $^1/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2007 and December 31, 2006, LSP's net capital, as defined, was $62.6 million and $68.2 million, respectively, which exceeded minimum requirements by $60.9 million and $67.4 million, respectively. LSP's aggregate indebtedness to net capital ratio on those dates was .41 to 1 and .18 to 1, respectively.

LSPS, as a specialist and member of the NYSE through October 31, 2007, was subject to the provisions of SEC Rule 15c3-1, as adopted and administered by the SEC and NYSE. LSPS was required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or $^1/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2006, LSPS' net capital, as defined, was $20.2 million which exceeded the minimum requirements by $20.0 million. LSPS' aggregate indebtedness to net capital ratio at that date was .12 to 1. On October 31, 2007, LSPS withdrew its registration as a broker- dealer and as an NYSE member firm and is no longer subject to the provisions of SEC Rule 15c3-1. LSPS is in the process of implementing a plan of liquidation and redistributing the remaining working capital to our other LSH market-making entities.

As a registered broker-dealer and AMEX and FINRA member firm, LSPD is subject to SEC Rule 15c3-1, as adopted and administered by the SEC, AMEX and FINRA. LSPD is required to maintain minimum net capital, as defined, equivalent to the greater of $5,000 or $^1/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2007 and December 31, 2006, LSPD's net capital, as defined, at both dates was $3.0 million which exceeded its minimum requirement by $3.0 million at both of those dates. LSPD's aggregate indebtedness to net capital ratio on those dates was .01 to 1 and .02 to 1, respectively.

Failure by any of our broker-dealer subsidiaries to maintain its required net capital and NLA, where applicable, may subject it to suspension or revocation of its SEC registration or its suspension or expulsion by the NYSE, the AMEX and/or any other exchange of which it is a member firm.

As evidenced by the foregoing requirements, our broker-dealer subsidiaries require a substantial amount of capital. In particular, even as amended, LaBranche & Co. LLC's NLA requirement limits our ability to utilize a substantial portion of our liquid assets for other corporate purposes.

As of December 31, 2007, we had a tax receivable of $11.8 million which mainly relates to a Federal NOL carryback claim for 2007. The 2006 tax receivable of $5.4 million included a pending tax assessment of $2.6 million as of December 31, 2006.

Our "Other liabilities" of $12.6 million reflected on the accompanying 2007 consolidated statement of financial condition are comprised of legal and tax contingencies pursuant to SFAS 5 and FIN 48. Such contingencies are considered long term, as there is no present obligation to pay such liabilities in the foreseeable future.

We currently anticipate that we will be able to meet our working capital, regulatory capital and capital expenditure requirements through at least the next twelve months.

CREDIT RATINGS

Our outstanding senior notes were originally sold in private sales to institutional investors on May 18, 2004, and substantially all these senior notes were subsequently exchanged for substantially identical senior notes registered under the Securities Act of 1933, as amended, pursuant to the terms of our May 2004 debt refinancing. The following table sets forth the credit ratings on our registered outstanding senior notes as of December 31, 2007:

	Moody's Investors Service	Standard & Poor's
2009 Senior Notes	B2	B
2012 Senior Notes	B2	B

In September 2007, Moody's Investor Services changed its credit rating of our outstanding senior notes from B1 to B2 but continued a stable outlook due to our high quality balance sheet and improved liquidity. In September 2005, Standard & Poors also improved its outlook on our outstanding senior notes to stable, while affirming our B rating, due to our improved debt service and liquidity positions.

CASH FLOWS

Our cash flows are related primarily to our specialist and market-making trading activities, changes in regulatory working capital and our financing activities related to the expansion of our business.

Year Ended December 31, 2007 Our cash and cash equivalents decreased $52.7 million to $504.7 million at the end of 2007. The decrease was primarily the result of the combined effects of $2.1 million of positive cash flow from earnings, a $60.3 million net increase in working capital applied to broker/dealer receivables and payables and investments, a $35.0 million decrease in securities purchased under an agreement to resell offset by an aggregate $2.8 million decrease of net other liabilities over other assets, $2.3 million of proceeds from the sale of a business unit, a $3.5 million expenditure for capital assets and a $25.3 million repayment of a debt.

Year Ended December 31, 2006 Our cash and cash equivalents increased $130.1 million to $557.4 million at the end of 2006. The increase was primarily the result of the combined effects of $32.1 million of positive cash flow from earnings, a $104.0 million net decrease in working capital applied to broker/dealer receivables and payables and investments, a $44.0 million decrease in securities purchased under an agreement to resell offset by an aggregate $29.2 million decrease of net other liabilities over other assets, a $17.7 million expenditure for capital assets and a $3.0 million repayment of a subordinated debt.

Year Ended December 31, 2005 Our cash and cash equivalents decreased $17.1 million to $427.3 million at the end of 2005. The decrease was the result of the combined effects of a $7.3 million repayment of debt and minority interest obligations, a $1.3 million expenditure for capital assets and a $14.6 million payment of a deferred compensation arrangement offset by $6.0 million of positive net operating activity cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Due to regulatory requirements that prescribe communication barriers between our broker-dealer subsidiaries, we employ different compliance risk management procedures at each such subsidiary. These risk processes are set forth below:

Our Cash Equities Specialist Compliance Risk Management Process Because our cash equities specialist activities on the NYSE expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the HYBRID market helps us to manage risks by incorporating up-to-date market information in the management of our inventory, subject to our specialist obligations. We have developed a risk management process at our LaBranche & Co. LLC subsidiary that is designed to balance our ability to profit from our specialist activities with our exposure to potential losses and compliance risk. This risk management process includes participation by our corporate compliance committee, executive operating committee, floor management committee, post managers, floor captains, specialists and chief risk officer. These parties' roles are as follows:

Corporate Compliance Committee. LaBranche & Co. LLC's corporate compliance committee consists of representatives from executive and senior management, compliance personnel, including our on-floor compliance officer, our general counsel, our chief regulatory officer and several additional senior floor specialists, known as post managers. The role of the corporate compliance committee is to monitor and report to senior management on the statutory and regulatory compliance efforts of our specialist business. The corporate compliance committee also advises the compliance department in establishing, reviewing and revising our policies and procedures governing LaBranche & Co. LLC's regulatory compliance structure.

Executive Operating Committee. Our executive operating committee is composed of two executive officers. This committee is responsible for approving all risk management procedures and trading guidelines for our specialist stocks, after receiving recommendations from our floor management committee. In addition, our executive operating committee reviews all unusual situations reported to it by our floor management committee.

Floor Management Committee. Our NYSE floor management committee is currently composed of one senior floor manager, six post managers, one wheel manager and one floor administrative personnel manager. This committee is responsible for formulating and overseeing our overall risk management procedures and trading guidelines for each of our specialist stocks. In determining these procedures and guidelines, the floor management committee considers the recommendations of the floor captains. The post managers generally meet with their respective floor captains on a weekly basis to review and, if necessary, revise the risk management procedures and trading guidelines for particular specialist stocks. The wheel managers ensure that the floor is adequately staffed at all times. In addition, post managers, wheel managers and floor captains are always available on the trading floor to review and assist with any unusual trading situations reported by a floor captain, and the swat-team manager is available to assess and provide assistance on break-out, or intense trading situations. Our floor management committee reports to our executive operating committee about each of these trading situations as they occur. Our floor management committee also trains other specialists and trading assistants on a regular basis on new rules and/or interpretations from the NYSE with respect to our specialist obligations and guidelines, with the assistance of our compliance department.

Floor Captains. We currently employ four floor captains who monitor the activities of our cash equities specialists throughout the trading day from various positions at our trading posts. The floor captains observe trades and constantly review trading activities on a real-time basis. In addition, the floor captains are readily available to assist our specialists in determining when to deviate from procedures and guidelines in reacting to any unusual situations or market conditions. The floor captains report these unusual situations and any deviations from these procedures and guidelines to their respective post managers. Floor captains meet with each specialist at least once a week to evaluate each specialist's adherence to our risk management procedures and trading guidelines, as well as to review compliance reports generated by the compliance department in monitoring and reviewing specialist trading activities. Floor captains also meet to review risk procedures and guidelines and, if appropriate, make recommendations to the floor management committee.

Specialists. Our specialists conduct electronic and, at times, manual auctions of our specialist stocks based upon the conditions of the marketplace. In doing so, specialists observe our risk management procedures and trading guidelines in tandem with their responsibility to create and maintain a fair and orderly market. Specialists promptly notify a floor captain of any unusual situations or market conditions requiring a deviation from our procedures and guidelines.

On-Floor Compliance Officer. We also have an on-floor compliance officer that monitors the specialists' compliance with NYSE rules throughout the day on an ad hoc basis. The on-floor compliance officer reports his findings and on general on-floor compliance initiatives on a daily basis to our equity specialist unit's Chief Compliance Officer and Chief Executive Officer and provides summary updates of these efforts to the Corporate Compliance Committee on a monthly basis. In addition, we have at least one trading assistant at each post on the NYSE floor who is compliance-registered and able to review trading activities to monitor compliance with rules. Many of our compliance and risk management activities flow from the efforts of our on-floor compliance initiative.

Electronic Exception Reports. We have implemented a system of electronic rule exception reports at our LaBranche & Co. LLC subsidiary to monitor our compliance with NYSE and SEC rules. These reports are generated on a daily basis, from one to three days after each trading day, and are the result of significant development efforts from our technology group, with advice of our compliance and legal staff. Our compliance staff reviews these exception reports daily, and in the event an exception is detected, the exception is researched in detail by our on-floor compliance officer or another compliance officer to determine if a compliance issue is found. If a compliance issue is detected, we make an effort to correct the problem and conduct training of our specialists and/or distribute compliance bulletins to ensure our specialists understand the rule and processes going forward. Certain detected issues are discussed at monthly compliance committee meetings.

We believe that enhancements we have made to our compliance procedures and guidelines, and on a continuous basis as circumstances warrant, have continued to improve our risk management process.

Circuit Breaker Rules. The NYSE has instituted certain circuit breaker rules intended to halt trading in all NYSE listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points. Current circuit breaker levels are set quarterly at 10, 20 and 30 percent of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points. These rules provide investors extra time to respond to severe market declines and provide us an additional opportunity to assure compliance with our risk management procedures.

Equity Market Financial Risk We have developed a risk management process, which is intended to balance our ability to profit from our equity specialist activities with our exposure to potential losses. We have invested substantial capital, along with the NYSE, in real-time, on-line systems which give our management, including our chief risk officer, access to specific trading information during the trading day, including our aggregate long and short positions and our capital and profit-and-loss information on an aggregate or per issue basis. Subject to the specialist's obligation to maintain a fair and orderly market and to applicable regulatory requirements, we constantly seek to manage our trading positions relative to existing market conditions.

Our equity specialist trading activities are subject to a number of risks, including risks of price fluctuations, rapid changes in the liquidity of markets and foreign exchange risk related to American Depositary Receipts ("ADRs"). In any period, we may incur trading losses or gains in our specialist stocks for a variety of reasons, including price fluctuations of our specialist stocks and fulfillment of our specialist obligations. Quantification of such losses or gains would not be meaningful as standard market studies do not capture our specialist obligations. From time to time, we may have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked-to-market on a daily basis, any significant price movement in these securities could result in an immediate reduction of our revenues and operating profits.

Our Options, Futures and ETFs Specialist and Market-Making Risk Management Process As specialists in options, ETFs and futures in our LSH group of entities, we have a responsibility to maintain a fair and orderly market, and trade securities as principal out of both obligation and inclination. Our options, ETFs, futures, U.S. Government obligations and foreign currency specialist trading exposes us to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, foreign currency movements and changes in the liquidity of markets.

Additionally, as a market-maker in options, ETFs and futures through our LSH Group of entities, we also trade as principal. In our market-making function, we bring immediacy and liquidity to the markets when we participate. Our market-making activities expose us to certain risks, including, but not limited to, price fluctuations and volatility.

In connection with our specialist and market-making activities, we are engaged in various securities trading and lending activities and assume positions in stocks, rights, options, ETFs, U.S. Government securities, futures and foreign currencies for which we are exposed to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. We are also exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE, the AMEX and other exchanges. Additionally, in the event of nonperformance and unfavorable market price movements, we may be required to purchase or sell financial instruments at a loss.

Our traders purchase and sell futures, options, the stocks underlying certain ETF and options positions, U.S. Government securities and foreign currencies in an attempt to hedge market and foreign currency risk. Certain members of management, including our chief risk officer, who oversee our options, futures and ETFs specialist and market making activities are responsible for monitoring these risks. These managers utilize a third-party software application to monitor specialist and market-making positions on a real-time basis. By monitoring actual and theoretical profit and loss, volatility and other standard risk measures, these individuals seek to insure that our traders operate within the parameters set by management. Furthermore, our aggregate risk in connection with our options, futures and ETFs trading is under constant evaluation by certain members of management and our traders, and all significant trading strategies and positions are closely monitored. When an unusual or large position is observed by the chief risk officer, he communicates the issue to senior management, who communicate with the trader to understand the strategy and risk management behind the trade and, if necessary, determine avenues to mitigate our risk exposure. Our options, futures and ETFs trading is executed on national and foreign exchanges. These trades clear through the Options Clearing Corporation, the National Securities Clearing Corporation or the applicable exchange clearing organization, which reduces potential credit risk.

The following chart illustrates how specified movements in the underlying securities prices of the options, futures and ETFs in our specialist and market-making portfolios would have impacted profits and losses:

	Profit or (Loss) if the underlying securities move:				
(000's omitted)	-15.0%	-5.0%	0%	+5.0%	+15.0%
Portfolio as of:					
March 31, 2007	$ 27,818	$ (4,107)	$0	$6,292	$ (7,207)
June 30, 2007	$ 43,000	$16,000	$0	$8,000	$29,000
September 30, 2007	$(10,225)	$ 902	$0	$1,836	$13,562
December 31, 2007	$ (5,193)	$ (443)	$0	$3,903	$12,259

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no standard methodology for estimating this risk, and different methodologies would produce materially different estimates. The zero percent change column represents the profit or loss our options, futures and ETFs specialist operations would experience on a daily basis if the relevant market remained unchanged.

Foreign Currency Risk & Interest Rate Risk In connection with the trading of U.S.-registered shares of foreign issuers in connection with our cash equities specialist operations, we are exposed to varying degrees of foreign currency risk. The pricing of these securities is based on the value of the ordinary securities as denominated in their local currencies. Thus, a change in a foreign currency exchange rate relative to the U.S. dollar will result in a change in the value of U.S.-registered shares in which we are the specialist.

Our specialist and market-makers trade international ETFs that are denominated and settled in U.S. dollars, but the pricing of these ETFs is also affected by changes in the relevant foreign currency exchange rates. We, therefore, hold various foreign currencies in order to lessen the risks posed by changing foreign currency exchange rates. In addition, LSP trades derivatives denominated in foreign currencies, which creates exposure to foreign currency risk.

The following chart illustrates how the specified movements in foreign currencies relative to the U.S. dollar to which our specialist and market-making activities are exposed would have impacted our profits and losses:

	Profit or (Loss) if the foreign currencies relative to the U.S. dollar move:			
(000's omitted)	-15.0%	-5.0%	+5.0%	+15.0%
Portfolio as of:				
March 31, 2007	$ 20	$ 7	$ (7)	$ (20)
June 30, 2007	$(10,140)	$(3,380)	$3,380	$10,140
September 30, 2007	$ (2,380)	$ (793)	$ 793	$ 2,380
December 31, 2007	$ (1,930)	$ (643)	$ 643	$ 1,930

The information in the above table is based on certain assumptions and it does not fully represent the profit and loss exposure to changes in foreign currency exchange rates, security prices, volatility, interest rates and other related factors.

As specialists and market makers in options, ETFs and futures, we generally maintain large specialist and market maker positions. Historically, we have been operating in a low and moderate interest rate market. As such, we may be sensitive to interest rate increases or decreases and/or widening credit spreads may create a less favorable operating environment for this line of business.

Concentration Risk We are subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities. As of December 31, 2007, our largest unhedged proprietary position is our NYX shares. This concentration does not arise in the normal course of business.

Institutional Brokerage Risk Management Process Our institutional brokerage activities require that we execute transactions in accordance with customer instructions and accurately record and process the resulting transactions. Any failure, delay or error in executing, recording and processing transactions, whether due to human error or failure of our information or communication systems, could cause substantial losses for brokers, customers and/or us and could subject us to claims for losses.

Since June 8, 2007 our customer margin transactions have been executed through a major Wall Street clearing firm. These customer margin transactions are financed by the clearing firm based on our instructions. We are liable to the clearing firm for any losses incurred by the clearing firm in connection with our customers' margin transactions.

Our past clearing activities (through June 8, 2007) included settling each transaction with both the contra broker and the customer. In connection with our institutional and direct access floor brokerage activities, a transaction was settled either when the customer paid for securities purchased and took delivery, or delivered securities sold for payment. Settling transactions for retail customers and professional investors involved financing the transaction until the customer made payment or, for margin accounts, advancing credit to the customer within regulatory and internal guidelines. Clearing direct access brokers' transactions included guaranteeing their transactions to the contra broker on the exchange floor.

These clearing activities may have exposed us to off-balance sheet risk in the event customers or brokers were unable to fulfill their contractual obligations and it was necessary to purchase or sell securities at a loss. For margin transactions, we may have been exposed to off-balance sheet risk in the event margin requirements were not sufficient to fully cover losses that customers may have incurred in their accounts.

The amount of risk related to our execution and clearance activities was linked to the size of the transaction, market volatility and the creditworthiness of customers and brokers. Our largest transactions involved those for institutional and direct access floor brokerage customers.

We systematically monitor our open transaction risk in connection with our institutional brokerage activities, starting when the transaction occurs and continuing until the designated settlement date. Transactions that remain unsettled after settlement date are scrutinized and necessary action to reduce risk is taken. Even under our new clearing arrangement with a major Wall Street firm, credit risk that could result from contra brokers defaulting is minimized since much of the settlement risk for transactions with brokers is essentially transferred to the National Stock Clearing Corporation. The credit risk associated with institutional and direct access clearing customers is minimized since these customers have been qualified by the Depository Trust Company ("DTC") or the DTC participants or have met the prime broker qualification standards at other brokerage firms. Before conducting business with a prospective customer, senior management that oversees our institutional brokerage operations, in conjunction with the related compliance department, reviews the prospective customer's experience in the securities industry, financial condition and personal background, including a background check with a risk reporting agency, although some of this responsibility now is undertaken by our outsourced clearing firm.

Operational and Technology Risk Operational risk relates to the risk of loss from external events, and from failures in internal processes or information systems. In each of our business segments, we rely heavily on our information systems in managing our risk. Accordingly, working in conjunction with the NYSE and other exchanges, we have made significant investments in our trade processing and execution systems. Our use of, and dependence on, technology has allowed us to sustain our growth over the past several years. Management members and floor captains at our NYSE cash equities specialist operations constantly monitor our positions and transactions in order to mitigate our risks and identify troublesome trends should they occur. The substantial capital we have invested, along with the NYSE, in real-time, on-line systems affords management instant access to specific trading information at any time during the trading day, including:

- our aggregate long and short positions;
- the various positions of each of our trading professionals;
- our overall position in a particular stock; and
- capital and profit-and-loss information on an aggregate, per specialist or per issue basis.

Our information systems send and receive data from the NYSE through dedicated data feeds. The NYSE supplies us with specialist position reporting system terminals both on the trading floor and in our offices. These terminals allow us to monitor our NYSE specialist trading profits and losses, as well as our positions. Our options, futures and ETFs specialist and market-making operations utilize a third-party software application to monitor our positions and profits and losses on a real-time basis.

We internally develop and use significant proprietary trading technologies in our specialist and market-making segment in order to enhance our principal trading capabilities and manage risk in the increasingly evolving electronic marketplace. Our trading technologies are developed and maintained by our information technology personnel and their development process is subject to policies and procedures designed to mitigate the risk of technology design flaws and programming errors. These policies and procedures include, but are not limited to, policies concerning the techniques and manner by which new or enhanced trading technologies are implemented, segregation of duties among the developers, the quality assurance personnel and the individual who enters new trading technologies into production and, when possible, independent review of these technologies and procedures. Although these, and other, policies and procedures are designed to mitigate the risk of design, coding or other flaws or errors in our current and future trading technologies, we cannot assure you that these policies and procedures will successfully be followed or will timely and effectively detect such flaws or errors.

We have developed and implemented a business continuity plan, which includes a comprehensive disaster recovery plan. We have a back-up disaster recovery center in New York, outside of Manhattan as well as redundant trading facilities in London, England and Hong Kong.

Legal and Regulatory Risk Substantial legal liability or a significant regulatory action against us could have a material adverse effect on our financial condition or cause significant harm to our reputation, which in turn could negatively affect our business prospects.

Our registered broker-dealer subsidiaries are subject to certain regulatory requirements intended to insure their general financial soundness and liquidity. These broker-dealers are subject to SEC Rules 15c3-1, 15c3-3 and other requirements adopted and administered by the SEC and the NYSE.

The USA PATRIOT Act of 2001 requires U.S. financial institutions, including banks, broker-dealers, futures commission merchants and investment companies, to implement policies, procedures and controls which are reasonably designed to detect and report instances of money laundering and the financing of terrorism. We actively monitor and update our anti-money laundering practices.

SUPPLEMENTARY FINANCIAL INFORMATION

Selected Quarterly Financial Data (unaudited) The following represents the Company's unaudited quarterly results for fiscal 2007 and fiscal 2006. These quarterly results were prepared in accordance with U.S. generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results and which are of a normal recurring nature. Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results reported in "—Financial Statements" under this item.

	2007 Fiscal Quarter			
(000's omitted, except per share data)	**First**	**Second**	**Third**	**Fourth**
Total revenues, net of interest expense	**$ 37,881**	**$ (1,182)**	**$41,716**	**$ 67,135**
Total operating expenses	**46,875**	**549,304**	**34,810**	**36,287**
(Loss) income before provision for income taxes	**(8,994)**	**(550,486)**	**6,906**	**30,848**
(Benefit) provision for income taxes	**(3,439)**	**(181,542)**	**903**	**12,827**
Net (loss) income applicable to common stockholders	**$ (5,555)**	**$(368,944)**	**$ 6,003**	**$ 18,021**
Earnings per share:				
Basic	**$ (0.09)**	**$ (6.00)**	**$ 0.10**	**$ 0.29**
Diluted	**(0.09)**	**(6.00)**	**0.10**	**0.29**

	2006 Fiscal Quarter			
(000's omitted, except per share data)	First	Second	Third	Fourth
Total revenues, net of interest expense	$256,483	$ (2,732)	$ 61,181	$118,564
Total operating expenses	58,672	36,878	47,420	53,510
Income (loss) before provision for income taxes	197,811	(39,610)	13,761	65,054
Provision (benefit) for income taxes	85,522	(17,222)	5,924	25,984
Net income (loss) applicable to common stockholders	$112,289	$ (22,388)	$ 7,837	$ 39,070
Earnings per share:				
Basic	$ 1.85	$ (0.37)	$ 0.13	$ 0.64
Diluted	1.83	(0.37)	0.13	0.63

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no disagreements with our auditors on accounting and financial disclosure matters during the last two fiscal years.

CONTROLS AND PROCEDURES.

As of the end of the period covered by this report, an evaluation of the effectiveness of our disclosure controls and procedures was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of our fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in a separate section beginning on the following page.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of LaBranche & Co Inc., together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the Company's 2007 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2007 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and disposition of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, appearing on page 29 of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
LaBranche & Co Inc.:

We have audited the accompanying consolidated statements of financial condition of LaBranche & Co Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements take as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LaBranche & Co Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
New York, New York
March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
LaBranche & Co Inc.:

We have audited LaBranche & Co Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LaBranche & Co Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LaBranche & Co Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of LaBranche & Co Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 17, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
New York, New York
March 17, 2008

LaBRANCHE & CO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(000's omitted, except share data)

December 31,	2007	2006
ASSETS		
Cash and cash equivalents	**$ 504,654**	$ 557,352
Cash and securities segregated under federal regulations	**1,573**	7,413
Securities purchased under agreements to resell	**—**	35,000
Receivable from brokers, dealers and clearing organizations	**343,729**	87,183
Receivable from customers	**—**	2,859
Financial instruments owned, at fair value	**4,276,540**	3,998,571
Commissions and other fees receivable	**23**	3,601
Exchange memberships owned, at adjusted cost (market value of $7,790 and $4,411 respectively)	**1,315**	1,314
Office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $10,990 and $13,950, respectively	**17,652**	18,069
Intangible assets, net of accumulated amortization:		
Specialist stock lists, less accumulated amortization of $65,738 at December 31, 2006	**—**	340,452
Trade name	**25,011**	25,011
Goodwill	**84,218**	250,569
Deferred tax assets	**45,145**	22,713
Income tax receivable	**11,802**	5,449
Other assets	**32,074**	19,333
Total assets	**$5,343,736**	$5,374,889
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payable to brokers, dealers and clearing organizations	**$ 104,759**	$ 123,346
Payable to customers	**93**	4,816
Financial instruments sold, but not yet purchased, at fair value	**4,062,995**	3,568,363
Accrued compensation	**16,729**	12,027
Accounts payable and other accrued expenses	**36,980**	29,220
Other liabilities	**12,583**	15,175
Deferred tax liabilities	**116,169**	256,394
Short term debt	**5,700**	24,635
Long term debt	**459,811**	459,811
Subordinated indebtedness	**—**	6,395
Total liabilities	**4,815,819**	4,500,182
Common stock, $.01 par value, 200,000,000 shares authorized; 61,490,638 and 60,733,889 shares issued and outstanding at December 31, 2007 and 2006, respectively	**615**	607
Additional paid-in capital	**699,099**	694,434
Accumulated other comprehensive loss	**(989)**	—
Retained (deficit) earnings	**(170,808)**	179,666
Total stockholders' equity	**527,917**	874,707
Total liabilities and stockholders' equity	**$5,343,736**	$5,374,889

See accompanying notes to consolidated financial statements.

LaBRANCHE & CO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(000's omitted, except per share data)

For the Years Ended December 31,	2007	2006	2005
REVENUES:			
Net gain on principal transactions	$ 184,999	$180,850	$194,432
Commissions and other fees	46,940	69,814	84,018
Net (loss) gain on investments	(16,866)	238,680	11,029
Stock borrow interest	201,387	158,081	33,395
Other interest	28,673	26,096	17,260
Other	3,590	473	56
Total revenues	448,723	673,994	340,190
Interest expense	303,172	240,497	89,504
Total revenues, net of interest expense	145,551	433,497	250,686
EXPENSES:			
Employee compensation and related benefits	80,205	88,370	103,531
Exchange, clearing and brokerage fees	37,448	45,711	40,664
Lease of exchange memberships and trading license fees	2,401	4,790	3,979
Depreciation and amortization	9,166	12,674	12,093
Legal and professional fees	8,036	9,595	11,357
Communications	11,353	9,701	9,114
Occupancy	6,792	7,925	5,155
Goodwill impairment	164,100	—	—
Stock list impairment	335,264	—	—
Restructuring Costs	1,083	3,672	—
Other	11,428	14,046	13,688
Total expenses	667,276	196,484	199,581
(Loss) income before (benefit) provision for income taxes	(521,725)	237,013	51,105
(Benefit) Provision for Income Taxes	(171,251)	100,209	13,584
Net (loss) income	$(350,474)	$136,804	$ 37,521
Weighted-average common shares outstanding:			
Basic	61,426	60,723	60,617
Diluted	61,426	61,565	61,059
(Loss) earnings per share:			
Basic	$ (5.71)	$ 2.25	$ 0.62
Diluted	$ (5.71)	$ 2.22	$ 0.61

See accompanying notes to consolidated financial statements.

LaBRANCHE & CO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(000's omitted)

	Common Stock		Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive (Loss)	Total
	Shares	Amount				
BALANCE, December 31, 2004	60,532	$605	$ 687,040	$ 5,341	—	$ 692,986
Net income	—	—	—	37,521	—	37,521
Issuance of restricted stock, shares for option exercises and related compensation	92	1	2,948	—	—	2,949
BALANCE, December 31, 2005	60,624	$606	$ 689,988	$ 42,862	—	733,456
Net income	—	—	—	136,804	—	136,804
Issuance of restricted stock, shares for option exercises and related compensation, including excess tax benefit of $61 thousand	110	1	4,446	—	—	4,447
BALANCE, December 31, 2006	60,734	$607	$ 694,434	$ 179,666	—	874,707
Net (loss)	—	—	—	(350,474)	—	(350,474)
Other comprehensive income:						
Cumulative translation adjustment	—	—	—	—	(989)	(989)
Comprehensive income						(351,463)
Issuance of restricted stock, shares for option exercises and related compensation, including excess tax benefit of $99 thousand	757	8	4,665	—	—	4,673
BALANCE, December 31, 2007	**61,491**	**$615**	**$699,099**	**$(170,808)**	**(989)**	**527,917**

See accompanying notes to consolidated financial statements.

LaBRANCHE & CO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(000's omitted)

For the Years Ended December 31,	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	**$(350,474)**	$ 136,804	$ 37,521
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	**9,166**	12,674	12,093
Amortization of debt issuance costs and bond discount	**2,023**	1,928	1,753
Stock-based compensation expense	**4,673**	4,447	2,949
Deferred tax (benefit) expense	**(162,657)**	97,961	21,932
Goodwill impairment	**164,100**	—	—
Stock list impairment	**335,264**	—	—
Changes in operating assets and liabilities:			
Cash and securities segregated under federal regulations	**5,840**	(859)	6,957
Securities purchased under agreements to resell	**35,000**	44,000	8,000
Receivable from brokers, dealers and clearing organizations	**(256,546)**	509,613	(438,375)
Receivable from customers	**2,859**	800	6,896
Financial instruments owned, at fair value	**(277,969)**	(2,129,196)	(1,240,288)
Commissions and other fees receivable	**3,578**	736	1,091
Income tax receivable	**(6,353)**	—	—
Other assets	**(15,756)**	(16,070)	1,312
Payable to brokers and dealers	**(18,587)**	105,535	(102,623)
Payable to customers	**(4,723)**	(42)	1,028
Financial instruments sold, but not yet purchased, at fair value	**494,632**	1,392,389	1,675,581
Accrued compensation	**4,702**	(10,695)	(15,473)
Accounts payable and other accrued expenses	**7,760**	8,087	2,888
Other liabilities	**(2,592)**	3,316	(651)
Tax benefit from vesting of stock based compensation	**(99)**	(61)	—
Income taxes payable	—	(10,513)	8,842
Net cash (used in) provided by operating activities	(26,159)	150,854	(8,567)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for purchases of office equipment and leasehold improvements	**(3,560)**	(17,672)	(953)
Payments for purchases of exchange memberships	**(1)**	(150)	(332)
Proceeds from sale of business unit	**2,250**	—	—
Net cash used in investing activities	**(1,311)**	(17,822)	(1,285)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments of subordinated debt	**(6,395)**	(3,025)	(6,954)
Principal payments of short term debt	**(18,943)**	—	—
Tax benefit from vesting of stock based compensation	**99**	61	—
Repayment of minority interest	—	—	(356)
Net cash used in financing activities	**(25,239)**	(2,964)	(7,310)
Effect of exchange rate changes on cash and cash equivalents	**11**	—	—
(Decrease) increase in cash and cash equivalents	**(52,698)**	130,068	(17,162)
CASH AND CASH EQUIVALENTS, beginning of year	557,352	427,284	444,446
CASH AND CASH EQUIVALENTS, end of year	**$ 504,654**	$ 557,352	$ 427,284
SUPPLEMENTAL DISCLOSURE OF CASH PAID DURING THE YEAR FOR:			
Interest	**$ 306,600**	$ 237,633	$ 63,533
Income taxes	**$ 2,650**	$ 15,824	$ 525

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
On March 7, 2006, the Company exchanged its NYSE memberships with an adjusted basis of $58.5 million for approximately 3.1 million shares of NYSE Group, Inc. common stock valued at $188.6 million. The Company recognized a $130.1 million gain from the exchange of the assets, which was a non-cash transaction.

See accompanying notes to consolidated financial statements.

LaBRANCHE & CO INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of LaBranche & Co Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, LaBranche & Co. LLC, a New York limited liability company, LaBranche Financial Services, LLC, a New York limited liability company ("LFS"), LaBranche Structured Holdings, Inc., a Delaware corporation ("LSHI"), LABDR Services, Inc., a Delaware corporation ("LABDR"), and LaBranche & Co. B.V., a Netherlands private limited liability company ("BV"). The Holding Company is the sole member of LaBranche & Co. LLC and LFS, the 100% stockholder of LSHI and LABDR and the sole owner of BV. LSHI is a holding company that is the sole member of LaBranche Structured Products, LLC, a New York limited liability company ("LSP"), and LaBranche Structured Products Specialists LLC, a New York limited liability company ("LSPS"), the 100% owner of LaBranche Structured Products Europe Limited, a United Kingdom single member private company ("LSPE"), and LaBranche Structured Products Hong Kong Limited, a Hong Kong single member private company ("LSPH"), and the sole stockholder of LaBranche Structured Products Direct, Inc., a New York corporation ("LSPD" and collectively with the Holding Company, LaBranche & Co. LLC, LFS, LSHI, LABDR, BV, LSP, LSPS, LSPE and LSPH, the "Company").

LaBranche & Co. LLC is a registered broker-dealer that operates primarily as a specialist in equity securities and rights listed on the New York Stock Exchange ("NYSE") and, until July 9, 2007, in equity securities listed on the American Stock Exchange ("AMEX"). In June 2007, LaBranche & Co. LLC agreed to sell its cash equity securities specialist business in the AMEX. The final transfer of the related securities was made on July 9, 2007. LFS is a registered broker-dealer and a member of the NYSE and other exchanges and primarily provides securities execution and brokerage services to institutional investors. LFS also provides direct-access floor brokerage services to institutional customers. LSP is a registered broker-dealer that operates as a specialist in options, futures and Exchange-Traded Funds ("ETFs") on several exchanges, and as a market-marker in options, ETFs and futures on several exchanges. LSPS operated as a specialist in ETFs traded on the NYSE until September 12, 2007, when the last of its specialist ETFs de-listed from the NYSE, and on October 31, 2007, LSPS withdrew its registration as a broker-dealer and member-firm on the NYSE. LSPE operates as a market-maker for ETFs traded on the London Stock Exchange and the Euroex and Euronext exchanges, and is registered as a broker-dealer with the United Kingdom's Financial Services Authority. LSPH is registered as a market-maker for ETFs in Hong Kong. LSPD is a Financial Industry Regulatory Authority ("FINRA") member firm that was acquired by LSH in April 2006 and is in the process of obtaining approval from the FINRA to become an institutional execution firm in derivative and structured products and intends to become a market-maker in securities quoted on the NASDAQ system. LABDR provided disaster recovery services and back-up facilities to other Holding Company subsidiaries until June 8, 2007, when the Company centralized its disaster recovery efforts in the Holding Company. BV represented LaBranche & Co. LLC in European markets and provided client services to LaBranche & Co. LLC's European listed companies until June 30, 2007, when it ceased operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Certain of the Company's December 31, 2005 consolidated statement of operations balances have been reclassified to conform to the presentation in the current periods. Interest expense (including margin interest expense) was netted against interest income to determine net revenues. In addition, a new caption, "Net (loss) gain on investments," was added in 2006 principally to combine the gains from investments of the Company's restricted and unrestricted shares of NYSE Euronext, Inc. common stock (the "NYX shares") and gains or losses from other investments not derived from specialist and market-making activities.

At December 31, 2006, certain non-trading investment assets were reclassified on the consolidated statement of financial condition from "other assets" to "financial instruments owned, at fair value" to conform to the presentation in the current period.

None of the above reclassifications affected previously reported net income (loss) before provision for income taxes, net income (loss) or stockholders' equity.

Cash and Cash Equivalents Cash and cash equivalents include all demand deposits held in banks, highly liquid investments with original maturities of 90 days or less and currency positions that are being held in the prime brokerage account at the Company's clearing broker for its specialist and market-making operations. Certain portions of these balances are used to meet regulatory requirements (see Note 8).

Securities Transactions Principal securities transactions and the related gains and losses are recorded on a trade date basis. Customer securities transactions are recorded on a settlement date basis and the related revenues and expenses are recorded on a trade date basis. Receivables from, and payables to, customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. The value of certain receivables collateralized by customers' securities held by the Company and by other broker-dealers for delivery to the Company, is not reflected in the accompanying consolidated financial statements. Corporate equities, options, ETFs, futures and other securities owned, and securities sold, but not yet purchased, are reflected at market value and unrealized gains and losses are presented as a component of "Net gain on principal transactions." U.S. Government obligations, which are reported under "Financial instruments owned, at fair value" are reflected at market value. Interest income related to U.S. Government obligations is included in "Revenues—Other Interest." Dividend income and expense and Securities and Exchange Commission ("SEC") fees, as well as gains and losses from the trading of foreign currencies, are also presented as a component of "Net gain on principal transactions." Dividend income and expense are recognized on the record date, which does not differ materially from the ex-date. The market value for equity securities, ETFs and futures contracts is based on the closing price posted on the primary exchange on which they are traded. The market value of exchange-traded options is based on the national best bid/offer as determined by the Company's options clearing agents.

Investments in non-marketable securities consist of investments in equity securities of private companies, limited liability company interests and limited partnership interests, and are included as part of "Financial instruments owned, at fair value" on the consolidated statements of financial condition. These investments do not have readily available price quotations. Non-marketable investments are accounted for under the equity method, for those investments in which the Company's voting interest is 20% to 50%, or at fair value. In determining fair value, management of the Company considers third-party transactions evidencing a change in value, the financial performance of the investee, or any specific rights associated with the investment such as conversion features. Changes in fair value are recognized if the expected realizable value of the investment differs from its carrying value. Equity method investments are also assessed for other-than-temporary impairment as considered necessary.

Included in financial instruments owned, at fair value is our ownership of 3,126,903 NYX shares, 1,042,301 shares of which are restricted until March 7, 2009. The Company has accounted for its investment in NYX stock at the estimated fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants *Audit and Accounting Guide—Brokers and Dealers in Securities* (See note 11).

Collateralized Financing Transactions Securities purchased and sold under agreements to resell and repurchase, as well as securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount plus accrued interest. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when necessary. The market value of securities received for securities purchased under agreements to resell at December 31, 2007 exceeded total cash paid. None of the securities received were subsequently repledged or resold.

Intangible Assets Intangible assets are comprised of the Company's specialist stock lists, trade name and goodwill acquired in connection with various acquisitions and the limited partner buyout that occurred in 1999 concurrent with the Company's reorganization from partnership to corporate form. For material acquisitions through March 2001, the allocations of purchase price among these assets and determinations of their respective useful lives were based on independent appraisals. The useful lives of the acquired specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks comprising these lists. For acquisitions subsequent to March 2001, the allocations of purchase price and determinations of useful lives were based upon management's analysis of revenues, consideration paid, common stock listings and other relevant data and ratios. This information was analyzed and compared to the results of the independent appraisals conducted in connection with the acquisitions prior to April 2001.

Goodwill In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is not amortized. SFAS No. 142 requires that goodwill be tested annually for impairment (or more frequently when events or changes in circumstances indicate impairment testing may be necessary) by applying a fair value-based test. This test involves the comparison of the fair value of a reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its estimated fair value, there is an indication that goodwill might be impaired, which requires additional testing. This additional testing entails estimating the implied fair value of reporting unit goodwill—through the use of discounted cash flows analysis and other measures—and comparing this implied fair value of reporting unit goodwill to its carrying value. Any excess of carrying value of reporting unit goodwill over its implied fair value is recognized as an impairment loss. For the years ended December 31, 2007, 2006 and 2005, the Company recorded goodwill impairment charges of $164.1, $-0- and $-0- million, respectively (see Note 6).

Trade Name Under SFAS No. 142, the Company's acquired trade name is not amortized. The Company tests its trade name for impairment annually (or more frequently if events or changes in circumstances indicate that the asset might be impaired) in conjunction with its goodwill impairment assessment. If the carrying amount of the trade name exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As of December 31, 2007, the Company's trade name was not impaired.

Specialist Stock Lists Acquired specialist stock lists were amortized over their respective useful lives until June 30, 2007 at which time the Company recorded an impairment charge for the unamortized balance of $335.3 million. The Company assesses its specialist stock lists for possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Pursuant to SFAS No. 144, the Company evaluates its acquired stock lists for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of the acquired stock lists, is recognized if the expected undiscounted cash flows relating to the acquired stock lists are less than the corresponding carrying value. In conjunction with this evaluation, the Company also reviews the reasonableness of the specialist acquired stock lists' remaining useful lives. Any revisions to amortization periods are considered when developing the aforementioned undiscounted cash flows. For the years ended December 31, 2007, 2006 and 2005, the company recorded stock list impairment charges of $335.3, $-0- and $-0- million, respectively (See Note 6).

Exchange Memberships In accordance with the American Institute of Certified Public Accountants' ("AICPA") *Audit and Accounting Guide—Brokers and Dealers in Securities*, exchange memberships owned by the Company are originally carried at cost or, if an other-than-temporary impairment in value has occurred, at adjusted cost, which reflects management's estimate of fair value. In determining whether an other-than-temporary decline in value has occurred, the Company uses Emerging Issues Task Force ("EITF") Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, and Section M of Topic 5 of the SEC staff accounting bulletin series ("SAB No. 59") as analogous guidance (see Note 5).

On March 7, 2006, Archipelago Holdings, Inc. ("Archipelago") and the NYSE consummated a merger in which they combined their businesses and became wholly-owned subsidiaries of NYSE Group, Inc., a newly-created, for-profit and publicly-traded holding company ("NYSE Group"). Prior to the NYSE/ Archipelago merger, the Company's specialists conducted business on the floor of the NYSE through ownership or lease of NYSE memberships. Following the NYSE/Archipelago merger, trading licenses replaced the prior trading rights provided by the ownership or lease of an NYSE membership. In 2006, the Company participated in a "Dutch" auction for these trading licenses and successfully bid for 95 trading licenses in the Company's Specialist and Market-Making segment. In 2007, we surrendered 53 of these trading licenses due to headcount reductions on the floor of the NYSE, and utilized 42 trading licenses at December 31, 2007 with a price of $50,000 each.

Prior to March 7, 2006 certain employees of the Company contributed the use of nine NYSE memberships to the Company. These memberships were subordinated to claims of general creditors and were carried at market value with a corresponding amount recorded as subordinated liabilities. The Company made lease payments to these employees for the use of the NYSE memberships at a rate that was commensurate with the rent paid to non-affiliated parties for the use of their NYSE memberships.

The Company leases additional memberships on the AMEX and the Chicago Board Options Exchange® ("CBOE") from non-affiliated parties and makes lease payments to these parties at prevailing market rates. Subsequent to the NYSE merger on March 7, 2006, the Company no longer leases NYSE memberships.

Income Taxes The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). SFAS No. 109 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Uncertain tax positions are included under "Other liabilities" on the 2007 consolidated statement of financial condition.

FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN. 48 effective January 1, 2007. Please refer to Footnote 7, "Income Taxes" of our consolidated financial statements in this report for additional information and disclosure.

Legal Contingencies The Company records reserves related to legal proceedings in "Other liabilities." Such reserves are established and maintained in accordance with SFAS No. 5, "Accounting for Contingencies" and FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss, an Interpretation of SFAS Statement No. 5" and SEC Staff Accounting Bulletin No. 92, "Accounting and Disclosures Relating to Loss Contingencies." The determination of these reserve amounts requires significant judgment on the part of management. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Depreciation and Amortization Depreciation of office equipment is calculated using the straight-line method over estimated useful lives of 5 years. Amortization of leasehold improvements is calculated using the term of the related lease. Estimated useful lives of leasehold improvements range from 1 to 15.25 years.

Prior to being deemed fully impaired in 2007, acquired specialist stock lists were amortized over useful lives ranging from 15 to 40 years.

Share-Based Compensation Effective January 1, 2003 until December 31, 2005, the Company accounted for stock-based employee compensation in accordance with the prospective method prescribed by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123." Under this method, compensation expense is recognized over the related service periods based on the fair value, as of the date of grant, of stock options and restricted stock units granted to employees on or after January 1, 2003. Such stock options and restricted stock units are included in "Stockholders' equity" under SFAS No. 148 when services required from employees in exchange for the awards are rendered and expensed.

Had the Company recognized compensation expense over the relevant service period under the fair value-based method of . SFAS No. 123 with respect to stock options granted for the year ended December 31, 2005 and prior years, net income (loss) would have been reduced (or increased, where applicable), resulting in pro forma net income (loss) and earnings (loss) per share as presented below:

(000's omitted, except per share data)	2005
Net income, as reported	$37,521
Add: Stock-based compensation expense, net of related tax effects, included in reported net income	1,542
Less: Stock-based compensation expense, net of related tax effect, determined under SFAS 123	(1,736)
Pro forma net income	37,327
Basic earnings per share, as reported	$ 0.62
Basic earnings per share, pro forma	$ 0.62
Diluted earnings per share, as reported	$ 0.61
Diluted earnings per share, pro forma	$ 0.61

The effect of applying SFAS No. 123 in the pro forma disclosure above may not be representative of the potential effect stock-based compensation would have on net income (loss) in future periods.

In December 2004, the FASB issued SFAS No. 123(R), "Share Based Payment." SFAS No. 123(R) is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123(R) was adopted as of January 1, 2006, using the modified prospective method. SFAS No. 123(R) requires expected forfeitures to be included in determining share-based employee compensation expense. Prior to the adoption of SFAS No. 123(R), forfeiture benefits were recorded as a reduction to compensation expense when an employee left the firm and forfeited the award. In the first quarter of 2006, the Company recorded a benefit for expected forfeitures on all outstanding share-based awards. The transition impact of adopting SFAS No. 123(R) as of the first day of the Company's 2006 fiscal year, including the effect of accruing for expected forfeitures on outstanding share-based awards, was not material to the Company's financial condition, results of operations, earnings per share or cash flows for the twelve months ended December 31, 2006 (see Note 13).

Recent Accounting Pronouncements

Fair Value Measurements In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 nullifies the guidance in EITF 02-3 which precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative is obtained from a quoted market price, or other valuation technique incorporating observable market data. SFAS 157 also precludes the use of a liquidity or block discount, when measuring instruments traded in an active market at fair value. SFAS 157 requires that costs related to acquiring financial instruments carried at fair value should not be capitalized, but rather should be expensed as incurred. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application permitted and encouraged. SFAS 157 must be applied prospectively, except that the provisions related to block discounts and the guidance in EITF 02-3 are to be applied as a one time cumulative effect adjustment to opening retained earnings in the first interim period for the fiscal year in which SFAS 157 is initially applied. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

Accounting for Fair Value Option for Financial Assets and Financial Liabilities In February 2007, the FASB issued SFAS No. 159, "Accounting for Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company currently report the majority of our financial assets and liabilities at fair value in compliance with industry guidelines for brokers and dealers in securities. The Company has a significant investment in intangibles and goodwill as well as public debt which is not accounted for at fair value. The Company currently is evaluating the potential impact that the adoption of SFAS 159 will have on its financial statements. However, it is unlikely the Company will elect mark to market the value of the public debt pursuant to SFAS 159.

Derivative Instruments and Hedging Activities In April 2007, the FASB issued a Staff Position ("FSP") FIN No. 39-1, "Amendment of FASB Interpretation No. 39." FSP FIN No. 39-1 defines "right of setoff" and specifies what conditions must be met for a derivative contract to qualify for this right of setoff. It also addresses the applicability of a right of setoff to derivative instruments and clarifies the circumstances in which it is appropriate to offset amounts recognized for those instruments in the statement of financial position. In addition, this FSP permits offsetting of fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. The provisions of this FSP are consistent with the Company's current accounting practice. This interpretation is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company does not believe that the adoption of FSP FIN No. 39-1 will have a material impact on its consolidated financial statements.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The balances presented as receivable from and payable to brokers, dealers and clearing organizations consist of the following:

	December 31,	
(000's omitted)	**2007**	2006
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed	**$ 3,709**	$ 31,429
Receivable from clearing brokers and clearing organizations	**328,538**	42,945
Securities failed to deliver	**256**	2,926
Other receivables from brokers and dealers	**11,226**	9,883
	$343,729	$ 87,183
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	**302**	9,668
Payables to clearing brokers and clearing organizations	**94,468**	101,840
Other payables to brokers and dealers	**9,989**	11,838
	$104,759	$123,346

The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained if necessary.

4. NON-MARKETABLE SECURITIES

During 2007 and 2006, the Company recognized a (loss) and gain of approximately $0.6 million and $0.1 million, respectively, related to its non-marketable investments. At December 31, 2007 and 2006, non-marketable securities totaling $11.8 million and $7.3 million, respectively, are included in "Financial instruments owned, at fair value" on the consolidated statements of financial condition.

5. EXCHANGE MEMBERSHIPS

Prior to the closing of the NYSE/Archipelago merger, the Company participated in a "Dutch" auction in 2006 for trading licenses, successfully bidding for 95 trading licenses at an annual price of $49,290 each, the minimum bid accepted by the NYSE. The licenses became effective for trading on the NYSE on March 8, 2006. In 2007, the NYSE Euronext did not require a "Dutch" auction and moved to a fixed pricing methodology in determining the value of the licenses. In January 2007, the Company had surrendered 53 of these licenses and, therefore, carried 42 trading licenses as of December 31, 2007. The Company also owns five NYBOT, two CBOE and one AMEX, one CME and one BSE seats which have an approximate fair market value of $7.8 million and $4.4 million in 2007 and 2006, respectively. The costs of the trading licenses for 2007 was approximately $2.4 million for 2007 and are included in lease of exchange memberships and trading license fees in the Company's consolidated statement of operations.

6. GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

In June 2007, the Company recognized impairment charges of $164.1 million and $335.3 million for goodwill and specialist stock listing rights, respectively. Although the Company's annual goodwill and intangibles impairment testing date is December 31, SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), requires that goodwill be tested for impairment between annual tests if an event or change in circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. During 2007, certain changes in circumstances led management of the Company to believe that the fair value of the Company's Specialist and Market-Making reporting unit could be lower than its carrying amount. The primary factor triggering management's decision to reassess the reasonableness of the carrying value of goodwill and stock listing rights was the Company's sale of its AMEX equities specialist operations for less than their carrying value.

Prior to June 30, 2007, the Company had amortized its identifiable intangible stock listing rights over their estimated useful lives in accordance with SFAS No. 142 and tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. At June 30, 2007, as a result of the Company's sale of its AMEX equities specialist operations for less than its carrying value, the Company performed an undiscounted cash flow analysis of forecasted earnings from its acquired specialist stock lists. Due to a significant decrease in 2007 revenues as a result of the NYSE's HYBRID market implementation, the after tax cash flows from the Company's acquired specialist stock lists did not exceed the mandatory charge for contributory assets, the largest being the approximately $300 million NLA requirement. The $335.3 million impairment charge represents a total impairment of the Company's acquired specialist stock lists due to a negative cash flow under the contributory asset model used for testing. As a result of this impairment charge, no further amortization of the Company's acquired specialist stock listing rights will occur.

In testing for goodwill impairment, management determined the fair value of the Company's equity first by comparing the fair value of the Company's Specialist and Market-Making reporting unit to its carrying value. The primary methods used to estimate the fair value of the Company's equity during 2007 included the use of an independent appraisal, various cash flow estimates and related discount rate assumptions, as well as the market capitalization of the Company. In its discounted cash flow analysis, the Company used certain estimates and assumptions to make financial projections, which incorporated the annualized operating results for the six months ended June 30, 2007 as the base year. The operating results and cash flows for the annualized 2007 period took into account the aforementioned lower revenues. Based on these trends, the Company's earnings forecast for the testing period were revised. Since the result of this first comparison resulted in a deficit of the Specialist and Market-Making reporting unit's carrying value over its fair value, the Company then estimated the implied fair value of goodwill of its Specialist and Market-Making reporting unit and compared it to its carrying value. Implied fair value of goodwill was determined by valuing all Specialist and Market-Making reporting unit assets and liabilities pursuant to the purchase accounting guidelines prescribed by SFAS No. 141, "Business Combinations." The $164.1 million impairment charge represents the excess of Specialist and Market-Making reporting unit goodwill carrying value over its implied fair value.

In accordance with SFAS 142, the Company tested its goodwill for impairment as of December 31, 2007, its annual impairment test date. It was determined that the fair value of the implied goodwill exceeded its carrying value as of December 31, 2007 and was therefore not impaired.

7. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"). SFAS No. 109 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Deferred tax assets and liabilities primarily relate to tax basis differences on unrealized gains on corporate equities, not readily marketable, stock-based compensation, other compensation accruals, amortization periods of certain intangible assets and differences between the financial statement and tax bases of assets acquired.

The components of the provision for income taxes reflected on the condensed consolidated statements of operations are set forth below:

	For the Years Ended December 31,		
(000's omitted)	**2007**	2006	2005
Current income taxes:			
Federal	**$ (8,989)**	$ 1,781	$ (8,020)
Foreign, state and local	**395**	467	(328)
Total current	**(8,594)**	2,248	(8,348)
Deferred income taxes:			
Federal	**(109,714)**	77,828	21,073
Foreign, state and local	**(52,943)**	20,133	859
Total deferred	**(162,657)**	97,961	21,932
Total (benefit) provision for income taxes	**$(171,251)**	$100,209	$13,584

During 2007, the Company reduced its income tax accrual rate from 43.5% to 40.0% due to a reduction in the state income tax rate and a change in its state income tax apportionment factor. The Company's effective tax rate for the 2007 year was 32.8%. This reflects a reduction of the Company's effective tax rate mainly for the non-deductible goodwill impairment charges. The Company expects its accrual rate to remain at 40%.

FIN 48, which the Company adopted as of January 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50 percent likelihood of being realized upon ultimate settlement. As a result of the implementation of FIN 48, the Company has determined that no adjustment to the Company's unrecognized tax benefit is required.

During 2007, the Company released $2.8 million of unrecognized tax benefits related to the amortization of certain intangible assets, due to the lapse of the statute of limitations. All Federal and New York City filings for 2003 and prior are due to expire no later than March 31, 2009. All New York State filings for 2002 and prior are due to expire no later than April 30, 2008. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. Of the total unrecognized tax benefits, the entire balance could have an effect on the effective tax rate.

Unrecognized tax benefits, including interest, net of taxes, of $1.1 million, at December 31, 2007 were as follows (000's omitted):

Balance as of January 1, 2007	$13,721
Increases current period tax positions	905
Decreases current period tax positions	(564)
Increases—interest	26
Decreases—expiration of statute	(2,800)
Balance as of December 31, 2007	$11,288

The unrecognized tax benefits shown above are net of the federal benefit for state tax expense in the amount of $1.7 million. In the next twelve months we anticipate that $1.4 million of the unrecognized tax benefits will be released due to the lapse of the statute of limitations.

Open tax years by jurisdiction and their current statute of limitations expiration dates are as follows:

	Federal	NYS	NYC
2000	—	**4/30/08**	—
2001	—	**4/30/08**	
2002		**4/30/08**	**3/31/09**
2003		**5/31/08**	**3/31/09**
2004	**3/18/08**	**9/15/08**	**3/31/09**
2005	**8/29/09**	**8/29/09**	**8/29/09**
2006	**9/12/10**	**9/11/10**	**9/11/10**

The significant changes in deferred tax assets and liabilities mainly are a result of the specialist stock listing rights and goodwill impairment charges reported for the year ended December 31, 2007 and the decrease in the fair value of the Company's NYX shares. Deferred tax assets and liabilities were as follows (000's omitted):

	December 31, 2007	December 31, 2006
Deferred Tax Assets:		
Compensation related	**$ 2,148**	$ 3,482
Intangibles and related goodwill	**29,805**	2,056
Financial instruments, valuation allowance	**4,615**	10,210
NOL carry-forward	**5,850**	4,169
Other	**2,727**	2,796
	$ 45,145	$ 22,713
Deferred Tax Liablities:		
Financial instruments	**102,675**	$125,004
Intangibles	—	117,858
Trademark	**4,410**	4,024
Depreciation	**1,385**	1,527
Dividend income	**3,684**	1,761
Other	**4,015**	6,220
	$116,169	$256,394

There is no valuation allowance recorded against the deferred tax assets. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be deductible. Based on the Company's level of historical taxable income, future reversals of existing taxable differences and all other available evidence, management believes that the deferred tax assets will more likely than not be realized.

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate of 35.0% as set forth below:

	For the Years Ended December 31,		
	2007	2006	2005
U.S. Federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in taxes related to:			
State and local taxes	**8.8**	8.5	8.5
Nondeductible acquisition goodwill and related impairment	**(31.6)**	—	—
Purchase accounting deferred tax liability impairment	**19.6**	—	—
Nondeductible penalty expense	**.2**	.2	—
Dividend received deduction	**(.1)**	(1.7)	—
Tax rate change and law change	**.9**	—	(15.3)
Tax reserve Increase	**.3**	—	—
Capital tax	**(.1)**	.2	1.9
Other	**(.2)**	.1	(3.5)
Effective tax rate	**32.8%**	42.3%	26.6%

8. CAPITAL AND NET LIQUID ASSET REQUIREMENTS

LaBranche & Co. LLC, as a specialist and member of the NYSE and AMEX, is subject to the provisions of SEC Rule 15c3-1, as adopted and administered by the SEC, NYSE and AMEX. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of \$100,000 or $^1/_{15}$ of aggregate indebtedness, as defined.

As of December 31, 2007 and December 31, 2006, LaBranche & Co. LLC's net capital, as defined under SEC Rule 15c3-1, was \$306.8 million and \$365.5 million, respectively, which exceeded the minimum requirements by \$306.4 million and \$364.3 million, respectively. LaBranche & Co. LLC's aggregate indebtedness to net capital ratio on those dates was .02 to 1 and .05 to 1, respectively.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own NLA, their position requirement. As of December 31, 2007 LaBranche & Co. LLC's NYSE minimum required dollar amount of NLA, as defined, was \$276.2 million and its actual NLA, as defined, were \$300.1 million. As of December 31, 2006, LaBranche & Co. LLC's NYSE minimum required dollar amount of NLA, as defined was \$323.3 million, and LaBranche & Co. LLC's actual NLA, as defined were \$360.9 million. As of December 31, 2007 and December 31, 2006, LaBranche & Co. LLC's actual NLA exceeded the NLA requirement, thus satisfying its NLA requirement as of each of those dates. On July 25, 2006, the SEC approved a reduction of the minimum dollar regulatory capital for a specialist in cash equities and increased the requirement for a specialist in ETFs. This reduction was effected in four quarterly installments in September and December 2006 and March and June 2007. After each 2007 installment, LaBranche & Co. LLC paid a dividend to the Holding Company in the amount of \$44.0 million on March 9, 2007 and \$90 million on June 18, 2007. Pursuant to these rules, LaBranche & Co. LLC is entitled to use its unrestricted NYX shares as net liquid assets, or "good" regulatory capital, subject to risk-based haircuts. As a result, LaBranche & Co. LLC's NLA as of December 31, 2007 included approximately \$74.7 million in NYX shares (after the risk-based haircuts). Likewise, the final two dividends to the Holding Company of \$44.0 million and \$90.0 million included an aggregate \$60.0 million effect of using NYX shares as "good" regulatory capital rather than cash. On September 27, 2007 LaBranche & Co. LLC paid to the Holding Company a dividend of \$30.0 million. This dividend payment was mainly comprised of excess regulatory capital generated from operations.

The minimum required dollar amount of NLA fluctuates daily and is computed by adding two components. The first component is equal to \$1.0 million for each one tenth of one percent (.1%) of the aggregate NYSE transaction dollar volume in a cash equities specialist organization's allocated securities, as adjusted at the beginning of each month based on the prior month transaction dollar volume. The second component is calculated either by multiplying the average haircuts on a specialist organization's proprietary positions over the most recent twenty days by three, or by using an NYSE-approved value at risk ("VAR") model. Based on this two part calculation, LaBranche & Co. LLC's NLA requirement could increase or decrease in future periods based on its own trading activity and all other specialists' respective percentages of overall NYSE transaction dollar volume. In February 2008, the SEC approved, with immediate effect, a reduction in the required NLA that need to be maintained by cash equities specialists to transact business on the NYSE by approximately 75%. This resulted in a reduction of LaBranche & Co. LLC's required NLA by approximately \$205.0 million, of which \$200.0 million which is in the process of being moved to the Holding Company for use in other current or future corporate purposes. Pursuant to these NLA rules, LaBranche & Co. LLC is entitled to use its unrestricted NYX shares as net liquid assets, instead of cash for regulatory capital, subject to risk-based haircuts. As a result, LaBranche & Co. LLC's NLA as of December 31, 2007 included approximately $75.0 million in NYX shares (after the risk-based haircuts). Since the $205.0 million NLA reduction was implemented in February 2008, the majority of the amended NLA requirement can be met by the NYX shares held by LaBranche & Co. LLC. The amended NLA requirements enabled LaBranche & Co. LLC to make a dividend distribution of $200.0 million to LaBranche & Co Inc. with approximately $30.0 million in cash and other liquid assets left at LaBranche & Co. LLC as a cushion over and above the NYX shares used to meet its continuing NLA requirements.

As a registered broker-dealer and member firm of the NYSE, LFS is also subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the NYSE. Under the alternative method permitted by this rule, the minimum required net capital is equal to the greater of $1.0 million or 2.0% of aggregate debit items, as defined. As of December 31, 2007 and December 31, 2006, LFS' net capital, as defined, was $16.6 million and $38.3 million, respectively, which exceeded minimum requirements by $15.6 million and $36.8 million, respectively. LFS reduced its net capital by $26 million in September 2007 to $16.6 million at December 31, 2007, due primarily to the decrease in its net capital requirement after LFS outsourced its clearing operations to a major Wall Street firm in June 2007. In February 2008, the Company contributed an additional $20.0 million in capital to LFS in order to enable LFS to conduct increased trading activities.

As a registered broker-dealer and AMEX member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the AMEX. LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or $^1/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2007 and December 31, 2006, LSP's net capital, as defined, was $62.6 million and $68.2 million, respectively, which exceeded minimum requirements by $60.9 million and $67.4 million, respectively. LSP's aggregate indebtedness to net capital ratio on those dates was .41 to 1 and .18 to 1, respectively.

As a registered broker-dealer and specialist in ETFs until September 12, 2007 and as an NYSE member firm, LSPS was subject to the provisions of SEC Rule 15c3-1, as adopted and administered by the SEC and NYSE. LSPS was required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or $^1/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2006, net capital as defined, was $20.2 million which exceeded the minimum requirements by $20.0 million. LSPS' aggregate indebtedness to net capital ratio on that date was .12 to 1. Prior to September 12, 2007, LSPS was required to maintain NLA, as defined, but the requirement ended once LSPS was no longer a specialist firm. As of December 31, 2006, LSPS' minimum required dollar amount of NLA was $13.5 million. Actual NLA as defined was $19.8 million.

As a registered broker-dealer and AMEX and FINRA member firm, LSPD is subject to SEC Rule 15c3-1, as adopted and administered by the SEC, AMEX and FINRA. LSPD is required to maintain minimum net capital, as defined, equivalent to the greater of $5,000 or $^1/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2007 and 2006, LSPD's net capital, as defined, was $3.0 million, which exceeded its minimum requirements by $3.0 million on each of these dates.

9. SHORT TERM AND LONG TERM DEBT

The Company's short term and long term debt as of December 31, 2007 and 2006 were as follows:

Short Term Debt As of December 31, 2007, the Company's short-term debt consisted of $3.0 million principal amount due June 3, 2008, under five subordinated notes in the original aggregate principal amount of $15.0 million and $2.7 million of subordinated loans which are both described below in Note 10 "Subordinated Liabilities".

As of December 31, 2006, the Company's short-term debt consisted of $3.0 million principal amount due June 3, 2007, under five subordinated notes in the original aggregate principal amount of $15.0 million described below in Note 10 "Subordinated Liabilities," $13.6 million aggregate principal amount of remaining 2007 Notes, the carrying value of which was approximately $13.5 million, and eight separate $1.0 million promissory notes (this indebtedness accrued interest at the rate of 10.0% per year until August 7, 2003 and thereafter accrues interest at a rate of 9.0% per year, payable semiannually, until their maturity on August 7, 2007).

Long Term Debt As of December 31, 2007 and 2006, long term debt of the Company was comprised of $459.8 million aggregate principal amount of Senior Notes. Debt issuance costs, totaling approximately $5.5 million for the 2009 Senior Notes and approximately $7.2 million for the 2012 Senior Notes, are being amortized over the life of the Senior Notes as an adjustment to interest expense. For the year ended December 31, 2007 and 2006, interest expense related to the Senior Notes totaled $49.5 and $49.3 million, respectively.

Principal maturities of long term debt as of December 31, 2007 are as follows:

Year Ending December 31, (000's omitted)	Amount
2008	$ —
2009	199,845
2010	—
2011	—
2012	259,966
Total	$459,811

10. SUBORDINATED LIABILITIES

LaBranche & Co. LLC is a party to subordinated loan agreements under which it has incurred indebtedness approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at an annual rate of 10.0%. One agreement representing $1.0 million was paid in January 2008, and five agreements representing approximately $1.7 million in the aggregate will mature at different dates during 2008. Interest expense incurred on these and other similar subordinated loan agreements which have been repaid was approximately $0.3 million for the year ended December 31, 2007 and $0.3 million and $0.4 million for the years ended December 31, 2006 and 2005, respectively.

In 1998, LaBranche & Co. LLC issued five subordinated notes representing aggregate indebtedness of $15.0 million, maturing in equal installments of $3.0 million payable on June 3, 2004, 2005, 2006, 2007 and 2008, and bearing interest at an annual rate of 7.7%, payable on a quarterly basis. On June 3, 2007, LaBranche & Co. LLC repaid $3.0 million of these subordinated notes. As of December 31, 2007, $3.0 million remained outstanding under these subordinated notes, which are senior to all other subordinated notes of LaBranche & Co. LLC. The agreements covering these subordinated notes require LaBranche & Co. LLC to comply with certain covenants that, among other things, restrict the type of business in which LaBranche & Co. LLC may engage, set certain net capital levels and prohibit restricted payments, as defined. Interest expense incurred on these subordinated notes for the years ended December 31, 2007, 2006 and 2005 was approximately $0.3 million, $0.6 million and $0.8 million, respectively.

11. NYSE GROUP RESTRICTED STOCK EXCHANGE TRANSACTION

In the March 7, 2006 merger of the NYSE and Archipelago Holdings, Inc. (the "NYSE/Archipelago merger"), the Company's 39 NYSE memberships were converted into the right to receive an aggregate of $11.7 million cash (not including the permitted dividend) and 3,126,903 shares of NYSE Group, Inc. common stock. The $11.7 million cash distribution was treated as monetary consideration for which a realized gain was recognized in 2006.

On April 4, 2007, the NYSE Group consummated its merger with Euronext N.V. (the "NYSE/Euronext merger") to form NYSE Euronext, Inc., and the Company's 3,126,903 shares of NYSE Group, Inc. common stock were exchanged for an equal number of NYX shares. Following the NYSE/Euronext merger, the restricted NYX shares continued to be subject to restriction on transfer. The restriction with respect to the second tranche of the NYX shares was removed by NYSE Euronext in June 2007. The restriction on the remaining one-third of the Company's restricted NYX shares will be removed in March 2009, unless removed earlier by the Board of NYSE Euronext at its sole discretion.

Since the consummation of the NYSE/Archipelago merger, the Company has accounted for its investment in NYX shares as corporate equities not readily marketable at the estimated fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants *Audit and Accounting Guide—Brokers and Dealers in Securities*. At December 31, 2007, the NYSE closing market price for the NYX shares was $87.77 per share as compared to the closing price of NYX shares at December 31, 2006 which was $97.20 per share. This resulted in the Company's recognition of an unrealized loss of $15.8 million for the year ended December 31, 2007, which includes a valuation allowance due to the share restrictions and is included in net (loss) gain on investments in the Company's consolidated statement of operations. There is no valuation allowance on shares without transfer restrictions, which are reported in financial instruments owned, at fair value.

On June 6, 2007, the board of directors of NYSE Euronext, Inc. declared an annual cash dividend of $1.00 per share, payable on a quarterly basis. On December 28, 2007, the third quarterly dividend of $0.25 per share was paid to shareholders of record as of the close of business on December 28, 2007. The aggregate dividend payment with respect to the Company's 3,126,903 NYX shares was $2.3 million in 2007 and is reported in other revenues.

12. EARNINGS (LOSS) PER SHARE

The computations of basic and diluted earnings (loss) per share are set forth below:

(000's omitted, except per share data)	Years Ended December 31, 2007	2006	2005
Numerator for basic and diluted (loss) earnings per share—net (loss) income	**$(350,474)**	$136,804	$37,521
Denominator for basic (loss) earnings per share—weighted-average number of common shares outstanding	**61,426**	60,723	60,617
Dilutive shares:			
Stock options	**—**	—	—
Restricted stock units	**—**	842	442
Denominator for diluted (loss) earnings per share—weighted-average number of common shares outstanding	**61,426**	61,565	61,059
Basic (loss) earnings per share	**$ (5.71)**	$ 2.25	$ 0.62
Diluted (loss) earnings per share	**$ (5.71)**	$ 2.22	$ 0.61

The exercise prices for options to purchase an aggregate of 1,165,000 shares of common stock exceeded the average market price of the Company's common stock for the year ended December 31, 2007. In addition, potential common shares relating to restricted stock and restricted stock units whose fair value was below the average market price of the Company's common stock for the year ended December 31, 2007 totaled 691,796. Accordingly, the above calculations of diluted earnings per share for 2007 do not include the antidilutive effect of these stock based awards. Potential common shares relating to options totaling 1,599,389 and 1,709,778 for the years ended December 31, 2006 and 2005, respectively, and to restricted stock and restricted stock units totaling 727,774 and 651,518 for the years ended December 31, 2006 and 2005, respectively, were excluded from the diluted loss per share calculation for the years ended December 31, 2006 and 2005 because their effect was antidilutive.

13. EMPLOYEE INCENTIVE PLANS

Equity Incentive Plan SFAS No. 123(R) was adopted as of January 1, 2006, using the modified prospective method. It is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.

The following disclosures are also being provided pursuant to the requirements of SFAS No. 123(R):

The Company sponsors one share-based employee incentive plan—the LaBranche & Co Inc. Equity Incentive Plan (the "Plan"), which provides for grants of incentive stock options, nonqualified stock options, restricted shares of common stock, restricted stock units, unrestricted shares and stock appreciation rights. The fair value of the restricted stock awards is determined by using the closing price of the Company's common stock on the respective dates on which the awards are granted. Grant date is determined to be the date the compensation committee of the Board of Directors approves the grant. Compensation costs for grants awarded under the Plan recognized during the years ended December 31, 2007 and 2006 was approximately $4.7 million and $4.4 million, respectively. The tax benefit realized in the Consolidated Statements of Operations for the Plan was approximately $1.8 million and $1.9 million for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007, unrecognized compensation cost related to the Company's non-vested stock option and restricted stock unit awards totaled $4.9 million. The cost of these non-vested awards is generally expected to be recognized over a weighted-average period of approximately three years.

SFAS No. 123(R) generally requires share-based awards granted to retirement-eligible employees to be expensed immediately. The Company did not grant any share-based awards prior to the adoption of SFAS No. 123(R) to retirement-eligible employees or those with non-substantive non-compete agreements. In addition, no grants of any stock options or RSUs were changed or amended after the adoption of SFAS No. 123(R) to reflect retirement eligibility or non-compete agreements.

The total number of shares of the Company's common stock that may be issued under the Plan through fiscal 2009 may not exceed 7,687,500 shares, of which 3,187,613 were available for grant under the Plan as of December 31, 2007.

Restricted Stock and Restricted Stock Units The Company issued restricted stock units ("RSUs") to employees under the Plan, primarily in connection with year-end compensation. All of the RSUs outstanding as of December 31, 2007 and December 31, 2006 require future service as a condition to the delivery of the underlying shares of common stock. In all cases, delivery of the underlying shares of common stock is conditioned on the grantees' satisfying certain requirements outlined in the agreements. Generally, the RSUs become fully vested if the grantee's employment with the Company terminates by reason of death or disability prior to vesting. The grantee forfeits the unvested portion of the RSUs upon the termination of employment for any reason other than death or disability. When delivering the underlying shares of stock to employees, the Company generally issues new shares of common stock, as opposed to reissuing treasury shares.

The following table provides information about grants of RSUs:

	Number of Shares	Weighted Average Price per Share
RSUs Outstanding as of December 31, 2004	574,353	
Granted	806,000	8.43
Vested	(67,354)	
Forfeited	(219,333)	
RSUs Outstanding as of December 31, 2005	1,093,666	
Granted	695,500	$10.68
Vested	(90,668)	9.38
Forfeited	(128,666)	9.00
RSUs Outstanding as of December 31, 2006	1,569,832	$ 9.55
Granted	600,000	$ 8.99
Vested	(736,187)	9.12
Forfeited	(350,161)	9.86
RSUs Outstanding as of December 31, 2007	**1,083,484**	**$ 9.44**

Under SFAS No. 123(R), the Company is required to estimate forfeitures of RSUs for purposes of determining the Company's share-based award expense. Applying SFAS No. 123(R) as of December 31, 2007, for purposes of determining share-based award expense, RSUs with respect to 1,141,615 shares of the Company's common stock were expected to vest, with a weighted average price of $9.46 per share.

Stock Options As of December 31, 2004, all stock options granted to employees were fully vested and exercisable. In general, all stock options expire on the tenth anniversary of grant, although they may be subject to earlier termination or cancellation in certain circumstances under the Plan and the stock option agreement, such as death, disability or other termination of employment prior to the tenth anniversary of grant. The dilutive effect of the Company's outstanding stock options is included in "Weighted Average Common Shares Outstanding—Diluted" on the consolidated statement of operations.

The following table provides information about options to purchase the Company's common stock:

	Number of Shares	Weighted Average Exercise Price per Share
Options Outstanding as of December 31, 2004	2,319,167	$ 25.97
Options Granted	—	—
Options Exercised	—	—
Options Forfeited	(609,389)	27.61
Options Outstanding as of December 31, 2005	1,709,778	$ 25.39
Options Granted	—	—
Options Exercised	—	—
Options Forfeited	(110,389)	31.23
Options Outstanding as of December 31, 2006	1,599,389	$ 24.99
Options Granted	—	—
Options Exercised	—	—
Options Forfeited	(434,389)	28.38
Options Outstanding as of December 31, 2007	**1,165,000**	**$23.77**
Options Exercisable as of:		
December 31, 2005	1,709,778	$ 25.39
December 31, 2006	1,599,389	$ 24.99
December 31, 2007	**1,165,000**	**$23.77**

The following table summarizes information about stock options outstanding as of December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share
$11.00 – $20.99	**600,000**	**1.64**	**$14.00**	**600,000**	**$14.00**
21.00 – 30.99	**75,000**	**4.82**	**27.50**	**75,000**	**27.50**
$31.00 – $40.99	**490,000**	**4.02**	**$35.15**	**490,000**	**$35.15**
	1,165,000			**1,165,000**	

No options were exercised during the years ended December 31, 2007 and 2006.

Senior Executive Bonus Plan The Senior Executive Bonus Plan, adopted in May 2003, is intended to provide for the payment to the Company's Chief Executive Officer and next four most highly compensated executive officers of bonuses which are exempt from the $1.0 million deduction limitation imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended. Bonuses are payable in cash and/or equity-based awards under the Company's Equity Incentive Plan. For the years ended December 31, 2007, 2006 and 2005, cash bonuses totaling approximately $3.1, $2.6 and $3.3 million, respectively, were paid under this plan, and such amount is included in employee compensation and employee benefits in the Company's consolidated statements of operations.

14. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the "Retirement Plan") that is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

All employees are eligible to participate in the Retirement Plan after they have completed three months of service. Participants are entitled to contribute voluntarily in an amount equal to not less than 1% and not more than 60% of their annual pre-tax compensation, up to the maximum amount permitted under Internal Revenue Service ("IRS") regulations for the applicable Retirement Plan year. The Company, acting in its sole discretion, can declare and make employer matching contributions and additional voluntary contributions for all eligible employees who have completed one year of service, and/or have been credited with 1,000 hours of service. During the years ended December 31, 2007, 2006 and 2005, the Company contributed approximately $0.8 million, $1.1 million and $1.1 million, respectively, as employer matching contributions to the Retirement Plan, and such amounts are included in employee compensation and employee benefits in the Company's consolidated statements of operations.

15. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. The fair value of fixed rate debt, in millions, is as follows:

	December 31, 2007		December 31, 2006	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
2009 Senior Notes	**199.8**	**199.6**	199.8	208.8
2012 Senior Notes	**260.0**	**263.9**	260.0	282.1
2007 Notes	**—**	**—**	13.6	14.2
Other	**5.7**	**5.8**	17.4	17.6

The fair values of the 2009 Senior Notes and 2012 Senior Notes were determined based upon their respective market values as of December 31, 2007 and 2006, respectively. For both fiscal years, the fair value of the fixed rate and other notes was determined using current market rates to discount their cash flows.

16. BUSINESS SEGMENTS

Segment information is presented in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company's business segments are based upon the nature of the financial services provided, their revenue source and the Company's management organization.

The Company's Specialist and Market-Making segment operates as a specialist in equities, ETFs and rights listed on the NYSE, as a specialist in equities, options, ETFs and futures on several exchanges (including a cash equity specialist on the AMEX until July 9, 2007), as well as a market-maker in ETFs, futures and options on several exchanges. As of August 1, 2007, LSPS withdrew as the specialist firm for 26 of its 27 ETF products on the NYSE. On September 12, 2007, the remaining ETF was transferred to NYSE Arca. On October 31, 2007, LSPS withdrew its registration as a broker-dealer and NYSE member firm. Thus, the Specialist and Market-Making segment currently includes the operations of LaBranche & Co. LLC, LSP, LSPE, LSPH, LSPD, LABDR (through June 2007) and, through September 30, 2007, LSPS and BV.

The Company's Institutional Brokerage segment (formerly called the Execution and Clearing segment) provides mainly securities execution and brokerage services to institutional investors, and currently includes the operations of LFS. Until June 8, 2007, the Institutional Brokerage segment also provided securities clearing services to its own customers and customers of introducing brokers. On June 8, 2007, LFS entered into a relationship with a major Wall Street firm to provide clearing services on behalf of the Institutional Brokerage segment.

Revenues and expenses directly associated with each segment are included in determining its operating results. Other expenses, including corporate overhead, which are not directly attributable to a particular segment, generally are allocated to each segment based on its resource usage levels or other appropriate measures. Interest with respect to the Company's outstanding senior notes, certain administrative expenses, corporate overhead expenses and other sources of revenues are not specifically allocated by management when reviewing the Company's segments' performance, and appear in the "Other" section. Selected financial information for each segment is set forth below (000's omitted):

	For the Years Ended December 31,		
	2007	2006	2005
Specialist and Market-Making Segment:			
Total Revenues, net of interest expense	**$ 160,982**	$ 427,797	$ 246,061
Operating expenses	**122,499**	135,280	131,965
Goodwill impairment	**164,100**	—	—
Specialist stock list impairment	**335,264**	—	—
Depreciation and amortization	**5,746**	11,172	11,516
(Loss) income before taxes	**$ (466,627)**	$ 281,345	$ 102,580
Segment goodwill	**84,218**	250,569	250,569
Segment assets	**$4,975,502**	$5,095,236	$3,483,206
Institutional Brokerage Segment:			
Total Revenues, net of interest expense	**$ 23,928**	$ 53,647	$ 42,362
Operating expenses	**28,929**	37,755	44,861
Depreciation and amortization	**178**	439	450
(Loss) income before taxes	**$ (5,179)**	$ 15,453	$ (2,949)
Segment assets	**$ 43,382**	$ 93,861	$ 51,940
Other (1):			
Total Revenues, net of interest expense	**$ (39,359)**	$ (47,947)	$ (37,737)
Operating expenses	**7,318**	10,775	10,662
Depreciation and amortization	**3,242**	1,063	127
Loss before taxes	**$ (49,919)**	$ (59,785)	$ (48,526)
Segment assets	**$ 324,852**	$ 185,792	$ 129,763
Total:			
Total, Revenues, net of interest expense	**$ 145,551**	$ 433,497	$ 250,686
Operating expenses	**158,746**	183,810	187,488
Goodwill impairment	**164,100**	—	—
Specialist stock list impairment	**335,264**	—	—
Depreciation and amortization	**9,166**	12,674	12,093
(Loss) income before taxes	**$ (521,725)**	$ 237,013	$ 51,105
Goodwill	**84,218**	250,569	250,569
Assets	**$5,343,736**	$5,374,889	$3,664,909

(1) Other is comprised primarily of the interest on the Holding Company's indebtedness, unallocated corporate administrative expenses, including professional and legal costs, unallocated revenues (primarily interest income) and elimination entries.

17. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET RISK

As specialists and market-makers on the NYSE, AMEX, NYBOT, PHLX and other exchanges, LaBranche & Co. LLC, LFS, LSP, LSPS and LSPE are engaged in various securities trading and lending activities. In connection with their specialist activities, LaBranche & Co. LLC, LSP, LSPS and LSPE assume positions in stocks for which they are responsible. LaBranche & Co. LLC, LFS, LSP, LSPS and LSPE are exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions, and they are also exposed to market risk associated with the sale of securities sold but not yet purchased, which can be directly impacted by volatile trading on the NYSE, AMEX and other exchanges. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche & Co. LLC, LFS, LSP, LSPS (through September 2007) and LSPE may be required to purchase or sell financial instruments, which may result in a loss.

The Company enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

In addition, LFS, through the normal course of business, enters into various securities transactions as agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk and concentration of credit risk. LFS' institutional brokerage activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose LFS to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and LFS has to purchase or sell securities at a loss. For margin transactions, LFS may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

LFS seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. LFS monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary.

LFS is engaged in various brokerage activities in which its counterparties primarily include broker-dealers, banks and other financial institutions. LFS may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is LFS' policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

LSP and, through September 2007, LSPS use derivative financial instruments, including exchange-traded options, ETFs and domestic and foreign futures contracts, for trading purposes and to financially hedge other positions or transactions as part of their specialist and market- making businesses and overall risk management process. These financial instruments subject LSP and, through September 2007, LSPS to varying degrees of market, credit and foreign exchange risk. LSP and, through September 2007, LSPS record their derivative trading activities at market value, with corresponding gains or losses recorded in "Net gain on principal transactions." Gains or losses from foreign currency transactions are also recorded in "Net gain on principal transactions." In order to minimize risk, management continually monitors positions, gain and loss, volatility and other standard risk measures on a real-time basis and communicates its risk tolerance to LSP's and, through September 2007, LSPS' traders.

18. RESTRUCTURING

During 2007, the Company approved and implemented a restructuring plan which was designed to improve the future operating position of the Company. The planned action included termination of employees whose services were no longer deemed necessary due to conversion of LFS from a clearing broker to an introducing broker. Due to increased automation with the introduction of the HYBRID market, the Specialist and Market-Making segment continued to reduce required headcount. Total costs incurred under this plan were $1.1 million which was expensed in 2007. These amounts consisted of severance payments to terminated employees and are included in restructuring costs on the statement of operations. Of the $1.1 million expensed, all amounts were disbursed in 2007. For 2007, the restructuring expenses incurred by segment are as follows (000s omitted):

	Specialist and Market-Making	Institutional Brokerage	Total
Severance payments	$608	$475	$1,083

19. COMMITMENTS AND CONTINGENCIES

Contingencies

In re LaBranche Securities Litigation. On or about October 16, 2003 through December 16, 2003, nine purported class action lawsuits were filed by purchasers of the Company's common stock in the United States District Court for the Southern District of New York, including Sofran v. LaBranche & Co Inc., et al., No. 03 CV 8201, Semon v. LaBranche & Co Inc., et al., No. 03 CV 8255, Haug v. LaBranche & Co. Inc., et al., No. 03 CV 8265, Labul v. LaBranche & Co Inc., et al., No. 03 CV 8365, Murphy v. LaBranche & Co Inc., et al., No. 03 CV 8462,

Strain v. LaBranche & Co Inc., et al., No. 03 CV 8509, Yopp v. LaBranche & Co Inc., et al., No. 03 CV 8783, Ferris v. LaBranche & Co Inc., et al., No. 03 CV 8806, and Levin v. LaBranche & Co Inc., et al., No. 03 CV 8918.

On March 22, 2004, the court consolidated these lawsuits under the caption In re LaBranche Securities Litigation, No. 03 CV 8201. The court named the following lead plaintiffs: Anthony Johnson, Clyde Farmer, Edwin Walthall, Donald Stahl and City of Harper Woods Retirement System.

On June 7, 2004, plaintiffs filed a Consolidated Class Action Complaint. On July 12, 2004, plaintiffs filed a Corrected Consolidated Class Action Complaint. Plaintiffs allege that they represent a class consisting of persons and entities that purchased or otherwise acquired the Company's common stock during the period beginning on August 19, 1999 and concluding on October 15, 2003. Plaintiffs allege that the Company, LaBranche & Co. LLC, and certain of the Company's and/or LaBranche & Co. LLC's past or present officers and/or directors, including George M.L. LaBranche, IV, William J. Burke, III, James G. Gallagher, Alfred O. Hayward, Jr., Robert M. Murphy and Harvey S. Traison, violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by failing to disclose alleged improper specialist trading by LaBranche & Co. LLC. This alleged improper trading previously was the subject of consent decrees between LaBranche & Co. LLC and the SEC and the NYSE entered into on March 30, 2004. Plaintiffs also allege claims for control person liability under Section 20(a) of the Exchange Act against Messrs. LaBranche, Burke, Gallagher, Hayward, Murphy, Lawrence Prendergast, George Robb and Traison and a claim that Mr. Gallagher violated Section 20A of the Exchange Act. Plaintiffs seek unspecified money damages, attorneys' fees and reimbursement of expenses.

On December 12, 2005, motions to dismiss were granted in part and denied in part. The court dismissed the Section 10(b) claims in their entirety against Messrs. Burke, Gallagher and Traison, dismissed the Section 10(b) claims for the period August 19, 1999 through December 30, 2001 against Messrs. LaBranche, Murphy and Hayward, and dismissed the Section 20A claim against Mr. Gallagher.

On January 20, 2006, the Company, LaBranche & Co. LLC and the individuals named as defendants in the case filed answers to plaintiffs' Corrected Consolidated Class Action Complaint, denying liability and asserting affirmative defenses.

On July 20, 2006, lead plaintiffs moved for class certification of the class above. On April 4, 2007, the court certified a class consisting of "[a]ll persons and entities who purchased or otherwise acquired shares in LaBranche & Co., Inc. [sic] common stock between August 19, 1999 and October 15, 2003, and were damaged thereby," and certified lead plaintiffs as class representatives.

On July 26, 2007, defendants filed a renewed motion to dismiss this action in light of the United States Supreme Court's June 21, 2007 decision in Tellabs, Inc. v. Makor Issues & Rights, Ltd. In August 2007, the parties agreed to enter into a mediation process designed to resolve this action. On October 11, 2007, the Court signed a stipulation agreeing that defendants' renewed motion to dismiss will not be heard and will not be decided unless and until the parties advise the Court that mediation has not been successful.

The parties selected John S. Martin, Jr., who served as a United States District Judge for the Southern District of New York from 1990 until 2003, and as the United States Attorney for the Southern District of New York from 1980 to 1983, to serve as mediator. On February 8, 2008, the Company entered into an agreement in principle to settle the action for $13 million, to be paid entirely by the Company's insurers. The settlement is subject to completion of a usual and customary settlement agreement, notice to the class, and approval by the Court.

In re NYSE Specialists Securities Litigation. On or about October 16, 2003 through December 16, 2003, four purported class action lawsuits were brought by persons or entities who purchased and/or sold shares of stocks of NYSE listed companies, including Pirelli v. LaBranche & Co Inc., et al., No. 03 CV 8264, Marcus v. LaBranche & Co Inc., et al., No. 03 CV 8521, Empire v. LaBranche & Co Inc., et al., No. 03 CV 8935, and California Public Employees' Retirement System (CalPERS) v. New York Stock Exchange, Inc., et al., No. 03 CV 9968. On March 11, 2004, a fifth action asserting similar claims, Rosenbaum Partners, LP v. New York Stock Exchange, Inc., et al., No. 04 CV 2038, was filed in the United States District Court for the Southern District of New York by an individual plaintiff who does not allege to represent a class.

On May 27, 2004, the court consolidated these lawsuits under the caption In re NYSE Specialists Securities Litigation, No. CV 8264. The court named the following lead plaintiffs: California Public Employees' Retirement System ("CalPERS") and Empire Programs, Inc.

On September 15, 2004, plaintiffs filed a Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty alleging that they represent a class consisting of all public investors who purchased and/or sold shares of stock listed on the NYSE from October 17, 1998 to October 15, 2003. Plaintiffs allege that the Company, LaBranche & Co. LLC, Mr. LaBranche, other NYSE specialist firms, including Bear Wagner Specialists LLC, Fleet Specialist, Inc., SIG Specialists, Inc., Spear, Leeds & Kellogg Specialists LLC, Performance Specialist Group, LLC and Van der Moolen Specialists USA, LLC, and certain parents and affiliates of those firms, and the NYSE, violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by failing to disclose alleged improper specialist trading that was the subject of the ecialist trading investigations described above, improperly profiting on purchases and/or sales of NYSE listed securities, and breaching and/or aiding and abetting breaches of fiduciary duty. Section 20(a) control person claims also are alleged, including against the Company, LaBranche & Co. LLC and Mr. LaBranche. Plaintiffs seek unspecified money damages, restitution, forfeiture of fees, commissions and other compensation, equitable and/or injunctive relief, including an accounting and the imposition of a constructive trust and/or asset freeze on trading proceeds, and attorneys' fees and reimbursement of expenses.

On December 12, 2005, motions to dismiss were granted in part and denied in part. The court dismissed plaintiffs' Section 10(b) and Section 20(a) claims against all defendants for conduct that occurred before January 1, 1999 and dismissed plaintiffs' breach of fiduciary duty claims against all defendants. The court also dismissed all claims against the NYSE and certain claims against certain parents and affiliates of specialists other than LaBranche & Co. LLC.

On February 2, 2006, plaintiffs filed an Amended Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty, adding Robert A. Martin as a plaintiff. This complaint is otherwise identical to plaintiffs' Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty.

On February 23, 2006, the Company, LaBranche & Co. LLC, Mr. LaBranche and the other defendants in the case filed answers to plaintiffs' Amended Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty, denying liability and asserting affirmative defenses.

On February 22, 2007, the court removed Empire Programs, Inc. as co-lead plaintiff, leaving CalPERS as the sole lead plaintiff.

On June 28, 2007, CalPERS moved for class certification of "[a]ll persons and entities who submitted orders (directly or through agents) to purchase or sell NYSE-listed securities between January 1, 1999 and October 15, 2003, which orders were listed on the specialists' display book and subsequently disadvantaged by defendants," and for the certification of CalPERS and Market Street Securities Inc. as class representatives.

On September 18, 2007, the United States Court of Appeals for the Second Circuit reinstated certain of the claims against the NYSE that previously had been dismissed.

Sea Carriers, LP I, et al. v. NYSE Euronext, et al. On or about June 1, 2007, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York, Sea Carriers, LP I, et al. v. NYSE Euronext, et al., No. 07 CV 4658, allegedly on behalf of a class consisting of all persons who placed market orders to purchase or sell securities on the NYSE through the NYSE's Super Designated Order Turnaround System ("SuperDOT") between October 17, 1998 and the present.

Plaintiffs name as defendants NYSE Euronext and various groups of NYSE Euronext member firms, including: (i) firms that allegedly maintain operations as specialist, floor broker and routing broker, including Goldman Sachs Group, Inc. (and its subsidiaries Spear, Leeds & Kellogg Specialists LLC and Goldman Sachs Execution & Clearing, L.P.), Bear, Stearns & Co., Inc. (and its subsidiaries Bear Wagner Specialists LLC and Bear, Stearns Securities Corp.) and Bank of America Corporation (and its subsidiaries Fleet Specialists, Inc. and Bank of America Securities LLC); (ii) firms that allegedly maintain operations as specialist and floor broker, but not routing broker, including the Company (and its LaBranche & Co. LLC subsidiary), Susquehanna International Group, Inc. (and its subsidiary SIG Specialists, Inc.) and Van der Moolen Holding, N.V. (and its subsidiary Van der Moolen Specialists USA, LLC); and (iii) firms that allegedly directed orders for execution, or executed orders, using the floor facilities of the NYSE, including Merrill Lynch & Co., Inc. (and its subsidiary Merrill Lynch, Pierce, Fenner & Smith Inc.), Citigroup, Inc. (and its subsidiary Citigroup Global Markets, Inc.), Morgan Stanley Co., Inc., UBS Securities LLC, Credit Suisse Group, Inc. (and its subsidiary Credit Suisse Securities (USA) LLC), Jeffries Group, Inc. (and its subsidiary Jeffries Execution Services, Inc.), Deutsche Bank Securities Inc. and Fidelity Investments (and its subsidiary National Financial Services, Inc.).

Plaintiffs allege antitrust, securities and breach of fiduciary duty claims against different combinations of the defendants listed above. With respect to the Company and LaBranche & Co. LLC, plaintiffs allege violations of Sections 1 and 2 of the Sherman Act, Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act, as well as breaches of alleged fiduciary duties to the purported class, all of which were committed by, among other things, allegedly conspiring to allow the NYSE to attain and maintain an unlawful monopoly in the asserted market for trade execution services, engaging in a continuing combination and conspiracy in unreasonable restraint of trade and commerce in the pricing of trade execution services for the stocks assigned to LaBranche & Co. LLC as specialist, materially misrepresenting the asserted market for and pricing of trade execution services, and manipulating trading on the NYSE, all allegedly in favor of floor traders and to the detriment of SuperDOT traders. Plaintiffs seek unspecified money damages, including trebling under the antitrust laws, equitable and/or injunctive relief, including an accounting and the imposition of a constructive trust and/or asset freeze on trading proceedings, and attorneys' fees and reimbursement of expenses.

Sternlicht Demand. On February 22, 2008, counsel to Ludwig Sternlich, who purports to be one of the Company's stockholders, demanded that the Company's Board "take action to fully investigate and remedy, inter alia, breaches of fiduciary duty by certain current and/or former officers, directors and managers of the Company," who, the demand states, "knowingly or recklessly disregarded" regulations that "exist[ ] to prevent specialist firms like LaBranche from disadvantaging public investors," and "made no true effort to ensure that the Company's business was operated in a lawful manner consistent with all applicable rules and regulations." The demand states that "our analysis indicates that the Company has suffered millions of dollars worth of damage." The demand also states that "[i]f, after receipt of this letter, the Board has not commenced a reasonable and good faith investigation as demanded within sixty (60) days, we will seek to file a derivative action."

The Company believes that the claims asserted against it by the plaintiffs in the pending proceedings described above are without merit, and the Company denies all allegations of wrongdoing. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings. The Company therefore is unable to estimate the amount or potential range of any loss that may arise out of these proceedings. The range of possible resolutions could include determinations and judgments against the Company or settlements that could require substantial payments by the Company that could have a material adverse effect on its financial condition, results of operations and cash flows.

In addition to the proceedings described above, the Company and its operating subsidiaries have been the target, from time to time, of various claims, lawsuits and regulatory actions incidental to the ordinary course of its and their respective businesses. While the ultimate outcome of those claims, lawsuits and regulatory actions that currently are pending cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these claims, proceedings and regulatory actions, that their ultimate resolution will not, in the aggregate, have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Commitments The Company has entered into long-term non-cancelable operating lease agreements for certain office space and equipment, which expire at various dates through 2017. Certain lease agreements contain escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes. Minimum future rental commitments under existing non-cancelable leases for office space and equipment are as follows:

Years Ending December 31,	
2008	2,055,421
2009	1,686,636
2010	1,617,813
2011	1,661,583
2012	1,752,329
Thereafter	7,301,368
Total	$16,075,150

Rent expense of $3.3 million, $4.3 million and $3.2 million for the years ended 2007, 2006 and 2005, respectively, is included in occupancy expense in the accompanying consolidated statement of operations.

Current real estate rental values in New York City, where the majority of our office space is located, have considerably increased since we entered into our lease commitment in 2006. As such, the fair market value of a potential sublease for the remaining lease term would likely exceed the liability of our future rental commitments under the lease for the office space.

20. FINANCIAL INSTRUMENTS

Financial instruments owned and financial instruments sold, but not yet purchased, at fair value, were as follows (000's omitted):

	December 31, 2007	December 31, 2006
FINANCIAL INSTRUMENTS OWNED:		
Corporate equities, not readily marketable	**$ 83,936**	$ 282,660
Corporate equities	**2,016,380**	1,825,503
Options	**1,025,670**	705,308
Exchange-traded funds	**1,000,600**	889,021
Government and corporate bonds	**138,159**	283,797
Non-marketable investments	**11,795**	12,282
	$4,276,540	$3,998,571
FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED:		
Corporate equities	**$1,980,040**	$2,330,817
Options	**1,183,884**	841,985
Exchange-traded funds	**769,094**	378,915
Government and corporate bonds	**129,977**	16,646
	$4,062,995	$3,568,363

21. SUBSEQUENT EVENTS

Debt Repurchase In January and February 2008, the Company purchased an aggregate of $30.7 million aggregate principal amount of its outstanding 9 ½% Senior Notes due 2009. Out of the total repurchased, Senior Notes in the aggregate principal amount of $24.9 million were purchased at below par and $5.8 million were repurchased at 102%. In January and February 2008, the Company repurchased an aggregate of $50.1 million aggregate principal amount of its outstanding 11% Senior Notes due 2012 below par. The purchase of the debt will result in an annual interest savings of approximately $8.4 million. The accrued interest payable at date of purchase was $1.6 million and purchase costs were $0.9 million.

The remaining outstanding Senior Notes are as follows:

9 ½% Senior Notes due 2009 – $169.1 million
11% Senior Notes due 2012 – $ 209.9 million

Management continues to monitor the opportunities to purchase the Company's Senior Notes at or below the call price for both debt issues.

The Company, under a redemption agreement, paid $1.0 million for the maturity of a subordinated note at LaBranche & Co, Inc. The estimated interest expense reduction will be $0.1 million annually.

Regulatory NLA Requirements

In February 2008, the SEC announced an immediate reduction in the Company's NLA requirement. The reduction resulted in a decrease of the NLA required to conduct business of LaBranche & Co. LLC by approximately $205.0 million. Following the reduction, LaBranche & Co. LLC declared and paid a dividend of $200.0 million to the Holding Company. LaBranche & Co. LLC will no longer be required to maintain significant cash balances as historically were required.

Litigation

On February 8, 2008, the Company entered into an agreement in principle to settle the class action, entitled *In re LaBranche Securities Litigation*, action for $13.0 million, to be paid entirely by the Company's insurers. Since this settlement will be paid entirely by the Company's insurers, the settlement is not expected to have an effect on the Company's income statement. The settlement is subject to completion of a usual and customary settlement agreement, notice to the class, and approval by the court.

Schedule 1.

LaBRANCHE & CO INC. (Parent Company Only)
CONDENSED STATEMENTS OF FINANCIAL CONDITION

(000's omitted, except share data)

December 31,	2007	2006
ASSETS		
Cash and cash equivalents	**$ 269,424**	$ 114,298
Securities purchased under agreements to resell	**—**	35,000
Investment in subsidiaries, at equity value	**686,940**	1,201,193
Other assets	**85,023**	61,702
Total assets	**$1,041,387**	$1,412,193
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Interest payable	**$ 5,948**	$ 7,195
Accrued compensation	**1,408**	2,575
Accounts payable and other accrued expenses	**29,952**	23,425
Other liabilities	**12,172**	14,210
Income taxes payable	**—**	2,699
Deferred tax liabilities	**4,179**	5,937
Short term debt	**—**	21,634
Long term debt	**459,811**	459,811
Total liabilities	**513,470**	537,486
Total stockholders' equity	**527,917**	874,707
Total liabilities and stockholders' equity	**$1,041,387**	$1,412,193

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC. (Parent Company Only)
CONDENSED STATEMENTS OF OPERATIONS

(000's omitted)

For the Years Ended December 31,	2007	2006	2005
REVENUES:			
Equity in earnings (losses) from investment in subsidiaries	**$(323,264)**	$175,219	$ 63,080
Investment income	**17,945**	10,650	18,990
Total revenue	**(305,319)**	185,869	82,070
Interest expense	**49,743**	52,977	51,726
Total revenues, net of interest expense	**(355,062)**	132,892	30,344
EXPENSES:			
Employee compensation and related benefits	**6,014**	6,856	7,042
Other	**12,106**	10,602	8,750
Total expenses	**18,120**	17,458	15,792
(Loss) income before income tax benefit	**(373,182)**	115,434	14,552
INCOME TAX BENEFIT	**(22,708)**	(21,370)	(22,969)
Net (loss) income	**$(350,474)**	$136,804	$ 37,521

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC. (Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS

(000's omitted)

For the Years Ended December 31,	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	**$(350,474)**	$ 136,804	$ 37,521
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization of intangibles	**3,242**	1,064	127
Amortization of debt issuance costs and bond discount	**1,978**	1,883	1,708
Stock based compensation expense	**380**	310	140
Equity in earnings (losses) from investment in subsidiaries	**323,264**	(175,219)	(63,080)
Deferred tax (benefit) expense	**(10,564)**	8,896	17,977
Tax benefit from subsidiary losses	**(22,708)**	(21,370)	(22,969)
Changes in operating assets and liabilities:			
Securities purchased under agreements to resell	**35,000**	44,000	8,000
Other assets	**(11,909)**	(25,183)	21,102
Interest payable	**(1,247)**	341	—
Accrued compensation	**(1,167)**	1,601	(19,171)
Accounts payable and other accrued expenses	**6,527**	17,453	(2)
Other liabilities	**(2,039)**	2,951	(1,131)
Taxes payable	**20,009**	18,427	26,940
Net cash (used in) provided by operating activities	**(9,708)**	11,958	7,162
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for office equipment and leasehold improvements	**(3,524)**	(17,319)	(174)
Return of capital from subsidiary	**190,000**	152,000	77,309
Payment for investment in subsidiary	**—**	(60,025)	(54,897)
Net cash provided by investing activities	**186,476**	74,656	22,238
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of subordinated debt and promissory notes	**(21,642)**	(26)	(2,063)
Net cash used in financing activities	**(21,642)**	(26)	(2,063)
Increase in cash and cash equivalents	**155,126**	86,588	27,337
CASH AND CASH EQUIVALENTS, beginning of year	**114,298**	27,710	373
CASH AND CASH EQUIVALENTS, end of year	**$ 269,424**	$ 114,298	$ 27,710
SUPPLEMENTAL DISCLOSURE OF CASH PAID DURING THE YEAR FOR:			
Income taxes	**$ 2,533**	$ 15,819	$ 1,765
Interest	**$ 49,849**	$ 50,061	$ 50,019

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC. (Parent Company Only) NOTES TO CONDENSED FINANCIAL STATEMENTS

1. OVERVIEW

The accompanying condensed financial statements of LaBranche & Co Inc. (Parent Company Only) should be read in conjunction with the consolidated financial statements of LaBranche & Co Inc. and Subsidiaries and the notes thereto contained elsewhere in this filing.

2. BASIS OF PRESENTATION

Certain of the Company's December 31, 2006 and 2005 balances have been reclassified to conform to the presentation in the current period in order to net interest expense (including margin interest expense) against interest income to determine the Company's net revenues. This reclassification reflects a critical component of the Company's specialist and market-making activities. None of these 2006 and 2005 reclassifications affects the Company's net income before provision for income taxes or net income applicable to common stockholders, as reported on previous 2006 and 2005 results.

3. TRANSACTIONS WITH SUBSIDIARIES

LaBranche & Co Inc. has transactions with its consolidated subsidiaries determined on an agreed-upon basis.

LaBranche & Co Inc. received cash dividends from its consolidated subsidiaries totaling $190.0 million, $152.0 million and $77.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Performance Graph

COMPARATIVE PERFORMANCE BY LaBRANCHE & CO INC.

The SEC requires us to present a chart comparing the cumulative total stockholder return on our common stock with the cumulative total stockholder return of (i) a broad equity market index and (ii) a published industry index or peer group for a five-year period. This chart compares our common stock with (i) the NYSE Composite Index and (ii) the NASDAQ Financial-100 Index. The chart assumes (a) $100 was invested on January 1, 2003 in each of our common stock, the stocks comprising the NYSE Composite Index and the stocks comprising the NASDAQ Financial-100 Index and (b) the reinvestment of dividends.

Comparison of Cumulative Total Return


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LAB

Corporate Information

Directors and Officers

Michael LaBranche
Chairman, Chief Executive Officer and President

Alfred O. Hayward, Jr.
Director and Chief Executive Officer,
LaBranche & Co. LLC

Katherine Elizabeth Dietze (1,2,3)
Director

Donald E. Kiernan (1,2,3)
Director

Stuart M. Robbins (1,2,3)
Director

Robert E. Torray (1,2,3)
Director

William J. Burke, III
Chief Operating Officer

Jeffrey A. McCutcheon
Senior Vice President and Chief Financial Officer

Stephen H. Gray
General Counsel and Corporate Secretary

Committees:
1. Audit
2. Compensation
3. Nominating and Corporate Governance

Stock Trading Information
Our common stock is listed on the New York Stock Exchange under the symbol "LAB". The following table sets forth the range of high, low and closing prices for our common stock on the NYSE for the periods indicated:

	High	Low	Close
First Quarter 2006	$16.30	$ 9.77	$15.81
Second Quarter 2006	$17.90	$10.56	$12.11
Third Quarter 2006	$12.65	$ 8.10	$10.37
Fourth Quarter 2006	$12.21	$ 8.26	$ 9.83
First Quarter 2007	$10.36	$ 7.33	$ 8.16
Second Quarter 2007	$ 9.30	$ 6.76	$ 7.38
Third Quarter 2007	$ 8.10	$ 4.28	$ 4.68
Fourth Quarter 2007	$ 6.03	$ 4.03	$ 5.04

Number of shareholders of record as of March 11, 2008: 57

SEC Certification
The certifications by the Chief Executive Officer and the Chief Financial Officer of LaBranche & Co Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the Company's 2007 Annual Report on Form 10-K.

Dividend Policy
We have not paid any dividends on our common stock since the third quarter of 2003. The payment of future dividends is within the discretion of our Board of Directors and will depend on our future earnings, capital requirements, applicable regulatory restrictions, our financial condition, the application of the financial covenants contained in the indenture governing our currently outstanding debt obligations and other relevant factors.

Additional Corporate Information
Email: ir@labranche.com
Forms 10-K and 10-Q are available free of charge at www.labranche.com.

Annual Meeting
The Annual Meeting will convene at 9:00 a.m. on May 20, 2008, New York, NY.

Independent Registered Public Accounting Firm
KPMG LLP, New York, NY

Stock Transfer Agent and Registrar
BNY Mellon Shareowner Services
P.O. Box 358016
Pittsburgh, PA 15252
(800) 522-6645

NYSE Certification
The Chief Executive Officer of LaBranche & Co Inc. made an unqualified certification to the NYSE with respect to the firm's compliance with the NYSE corporate governance listing standards in June 2007.

LaBranche & Co Inc.
33 Whitehall Street, New York, NY 10004 Tel: (212) 425-1144

www.labranche.com

END